John Hancock Life Insurance Company

Law Sector
                                                      [GRAPHIC]
John Hancock Place
P.O. Box 111
Boston, Massachusetts 02117-0111
(617) 572-9197

James C. Hoodlet
Vice President & Counsel

                                April 14, 2006

By EDGAR and Overnight Mail

Alison White, Esq.
Senior Counsel
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

   RE: John Hancock Life Insurance Company of New York Separate Account B
       File No. 333-131139 (CVUL 05-NY)

Dear Alison:

   The following are our responses to your comments to the above-referenced registration statement made in the telephone conversation with Eileen Riley and me on April 11, 2006.

   Separately, we are filing under EDGAR a revised form of the prospectus which contains revisions marked with "R" tags which are responsive to these staff comments. We are also providing to you by overnight mail a package that contains a clean copy of the prospectus along with a marked copy pointing out the changes made from the version of the prospectus submitted as part of a correspondence filing on 4/7/06.

   1. Guide to this Prospectus

      The staff's comment requests us to amend this provision to clarify the reference to master-feeder funds among the portfolios, and to specify that prospectuses for the master fund will be delivered along with the feeder funds that are made available as subaccounts under the policy. Corresponding changes have been made in the Detailed Information section (see below).

   2. Fee Tables

      (a) We have added language to the end of the second paragraph under "Fee Tables" that would reserve rights to increase the premium charge in order to correspond with changes in the premium tax levels or in the tax treatment of the deferred acquisition costs for this type of policy. This sentence restates the similar reservation of rights language appearing under "Other policy benefits, rights and limitations." Also, we have added as the staff's comments requested language to the Fee Tables section indicating the current range of state premium tax levels (0% to 3.5%).

      (b) In response to the staff's comment, we will be adding language confirming that the withdrawal fee will not exceed 2% of the withdrawal amount. Conforming changes are being made to references to the withdrawal charge appearing elsewhere in the prospectus.

      (c) We have cleaned up the Portfolio Annual Expense table to (i) update the table to reflect updated values and footnotes, and (ii) conform the order of presentation to that reflected on the cover page and in the Table of Investment Options and Investment Subadvisers.

   4. Detailed Information

      (a) As requested, we have added disclosure to the second paragraph of this section to provide additional detail concerning the nature of the American portolios as "master-feeder" funds.

      (b) Also, we have opted to move into a footnote the disclosure concerning the range of market capitalizations covered by the indexes referred to in the Table of Investment Options and Investment Subadvisers.

   5. Description of Separate Account A

      As requested by the staff's comments, we have added into the prospectus the disclosure required by Item 4(b)(1) of Form N-6.

   6. The Policy Value

      In response to the staff's comment, we have added disclosure regarding next day pricing into this section.

   7. Description of charges at the policy level - Additional mortality charge

      We are eliminating the reference to the additional mortality charge from this section. As mentioned in our prior correspondence, this is not an additional charge per se, but rather is a component of the cost of insurance charge that applies in cases of substandard risks. The effect of the additional mortality charge is reflected in the cost of insurance charge in the Fee Tables.

   8. Other policy benefits, rights and limitations - Return of Premium Death Benefit Rider

      As requested by the staff's comments, we are including disclosure in this section concerning the range of the percentage of premium that may be applied in the calculation of this benefit.

Request for Acceleration

   We hereby request an order to accelerate the effectiveness of the above-referenced amendment to May 1, 2006. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

   The Commission staff has requested that the Registrant acknowledge and agree, and the Registrant does, hereby acknowledge and agree, that:

  . should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  . the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  . the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   If you have any questions about the enclosed documents, please call me at
(617) 572-9197. Thank you.

                                                  Sincerely,

                                                  /s/ James C. Hoodlet
                                                  ------------------------------

Enclosure

                         Prospectus dated
                                          --------------


                                for interests in
                               Separate Account B

                       Interests are made available under

                                  CORPORATE VUL

      a flexible premium variable universal life insurance policy issued by

                 JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK
                               ("John Hancock NY")


The policy provides fixed account options with fixed rates of return declared by John Hancock NY and the following investment accounts:



Science & Technology
Pacific Rim
Health Sciences
Emerging Growth
Small Cap Growth
Emerging Small Company
Small Cap
Small Cap Index
Dynamic Growth
Mid Cap Stock
Natural Resources
All Cap Growth
Strategic Opportunities
Financial Services
International Opportunities
International Small Cap
International Equity Index B
Overseas Equity
American International
International Value
International Core
Quantitative Mid Cap
Mid Cap Index
Mid Cap Core
Global
Capital Appreciation
American Growth
U.S. Global Leaders Growth
Quantitative All Cap
All Cap Core
Total Stock Market Index
Blue Chip Growth
U.S. Large Cap
Core Equity
Strategic Value
Large Cap Value
Classic Value
Utilities
Real Estate Securities
Small Cap Opportunities
Small Cap Value
Small Company Value
Special Value
Mid Value
Mid Cap Value
Value
All Cap Value
Growth & Income
500 Index B
Fundamental Value
U.S. Core
Large Cap
Quantitative Value
American Growth-Income
Equity-Income
American Blue Chip Income and Growth
Income & Value
Managed
PIMCO VIT All Asset
Global Allocation
High Yield
U.S. High Yield Bond
Strategic Bond
Strategic Income
Global Bond
Investment Quality Bond
Total Return
American Bond
Real Return Bond
Bond Index B
Core Bond
Active Bond
U.S. Government Securities
Short-Term Bond
Money Market B
Lifestyle Aggressive
Lifestyle Growth
Lifestyle Balanced
Lifestyle Moderate
Lifestyle Conservative


                            * * * * * * * * * * * *

     Please note that the Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            GUIDE TO THIS PROSPECTUS

This prospectus is arranged in the following way:

     .    Starting on the next page is a Table of Contents for this prospectus.

     . The section after the Table of Contents is called "Summary of Benefits and Risks". It contains a summary of the benefits available under the policy and of the principal risks of purchasing the policy. You should read this section before reading any other section of this prospectus.

     . Behind the Summary of Benefits and Risks section is a section called "Fee Tables" that describes the fees and expenses you will pay when buying, owning and surrendering the policy.

     . Behind the Fee Tables section is a section called "Detailed Information". This section gives more details about the policy. It may repeat certain information contained in the Summary of Benefits and Risks section in order to put the more detailed information in proper context.

     . Finally, on the back cover of this prospectus is information concerning the Statement of Additional Information (the "SAI") and how the SAI, personalized illustrations and other information can be obtained.


Prior to making any investment decisions, you should carefully review this product prospectus and all applicable supplements. In addition you will receive the prospectuses for the underlying funds that we make available as investment options under the policies. The funds' prospectuses describe the investment objectives, policies and restrictions of, and the risks relating to, investment in the funds. In the case of any of the portfolios that are operated as "feeder funds", the prospectus for the corresponding "master fund" is also provided. If you need to obtain additional copies of any of these documents, please contact your John Hancock representative or contact our Service Office at the address and telephone number on the back page of this product prospectus.

                                TABLE OF CONTENTS


                                                           Page No.
                                                          ---------
SUMMARY OF BENEFITS AND RISKS .........................       4
The nature of the policy ..............................       4
Summary of policy benefits ............................       4
   Death benefit ......................................       4
   Surrender of the policy ............................       4
   Withdrawals ........................................       4
   Policy loans .......................................       4
   Optional supplementary benefit riders ..............       5
   Investment options .................................       5
Summary of policy risks ...............................       5
   Lapse risk .........................................       5
   Investment risk ....................................       5
   Transfer risk ......................................       5
   Early surrender risk ...............................       5
   Market timing risk .................................       5
   Tax risks ..........................................       6
FEE TABLES ............................................       7
DETAILED INFORMATION ..................................      13
Table of Investment Options and Investment
   Subadvisers ........................................      13
Description of John Hancock NY ........................      22
Description of Separate Account B .....................      22
The fixed account .....................................      23
The death benefit .....................................      23
   Limitations on payment of death benefit ............      23
   Base Face Amount vs. Supplemental Face
      Amount ..........................................      23
   The minimum death benefit ..........................      24
   When the insured person reaches 100 ................      24
   Requesting an increase in coverage .................      25
   Requesting a decrease in coverage ..................      25
   Change of death benefit option .....................      25
   Tax consequences of coverage changes ...............      25
   Your beneficiary ...................................      25
   Ways in which we pay out policy proceeds ...........      25
   Changing a payment option ..........................      26
   Tax impact of payment option chosen ................      26
Premiums ..............................................      26
   Planned premiums ...................................      26
   Minimum initial premium ............................      26
   Maximum premium payments ...........................      26
   Processing premium payments ........................      26
   Ways to pay premiums ...............................      27
Lapse and reinstatement ...............................      27
   Lapse ..............................................      27
   Death during grace period ..........................      27
   Reinstatement ......................................      27
The policy value ......................................      28
   Allocation of future premium payments ..............      28
   Transfers of existing policy value .................      28
Surrender and withdrawals .............................      29
   Surrender ..........................................      29
   Withdrawals ........................................      29
Policy loans ..........................................      30
   Repayment of policy loans ..........................      30
   Effects of policy loans ............................      30
Description of charges at the policy level ............      31
   Deduction from premium payments ....................      31
   Deductions from policy value .......................      31
   Additional information about how certain policy
      charges work ....................................      32
   Sales expenses and related charges .................      32
   Method of deduction ................................      32
   Reduced charges for eligible classes ...............      32
   Other charges we could impose in the future ........      32
Description of charges at the portfolio level .........      32
Other policy benefits, rights and limitations .........      33
   Optional supplementary benefit riders you can
      add .............................................      33
   Variations in policy terms .........................      33
   Procedures for issuance of a policy ................      33
   Commencement of insurance coverage .................      33
   Backdating .........................................      34
   Temporary coverage prior to policy delivery ........      34
   Monthly deduction dates ............................      34
   Changes that we can make as to your policy .........      34
   The owner of the policy ............................      34
   Policy cancellation right ..........................      35
   Reports that you will receive ......................      35
   Assigning your policy ..............................      35
   When we pay policy proceeds ........................      35
   General ............................................      35
   Delay to challenge coverage ........................      36
   Delay for check clearance ..........................      36
   Delay of separate account proceeds .................      36
   Delay of general account surrender proceeds ........      36
   How you communicate with us ........................      36
   General rules ......................................      36
   Telephone, facsimile and internet transactions .....      37
   Distribution of policies ...........................      37
Tax considerations ....................................      38
   General ............................................      38
   Policy death benefit proceeds ......................      39
   Other policy distributions .........................      39
   Policy loans .......................................      39
   Diversification rules and ownership of the
      Account .........................................      40
   7-pay premium limit and modified endowment
      contract status .................................      40
   Corporate and H.R. 10 retirement plans .............      41
   Withholding ........................................      41
   Life insurance purchases by residents of Puerto
      Rico ............................................      41
   Life insurance purchases by non-resident aliens.....      41
Financial statements reference ........................      41
Registration statement filed with the SEC .............      41
Independent registered public accounting firm .........      41

                          SUMMARY OF BENEFITS AND RISKS

The nature of the policy

     The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. The policy is unsuitable as a short-term savings vehicle because of the substantial policy-level charges. We are obligated to pay all amounts promised under the policy. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the investment accounts that you choose. The amount we pay to the policy's beneficiary upon the death of the insured person (we call this the "death benefit") may be similarly affected. That's why the policy is referred to as a "variable" life insurance policy. We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the specifics of your policy and the insured person. Except as noted in the "Detailed Information" section of this prospectus, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

Summary of policy benefits

Death benefit

     When the insured person dies, we will pay the death benefit minus any outstanding loans and accrued interest. There are two ways of calculating the death benefit (Option 1 and Option 2). You choose which one you want in the application. The two death benefit options are:

     . Option 1 - The death benefit will equal the greater of (1) the Total Face Amount, or (2) the minimum death benefit (as described under "The minimum death benefit" provision in the "Detailed Information" section of this prospectus).

     . Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus the policy value on the date of death, or (2) the minimum death benefit.

Surrender of the policy

     You may surrender the policy in full at any time. If you do, we will pay you the policy value less any outstanding policy debt. This is called your "net cash surrender value". You must return your policy when you request a surrender.

     If you have not taken a loan on your policy, the "policy value" of your policy will, on any given date, be equal to:

     .    the amount you invested,

     . gain or loss of the investment experience of the investment options you've chosen,

     .    minus all charges we deduct, and

     .    minus all withdrawals you have made.

     If you take a loan on your policy, your policy value will be computed somewhat differently. See "Effects of policy loans".

Withdrawals

     After the first policy year, you may make a withdrawal of part of your surrender value. Generally, each withdrawal must be at least $500. We reserve the right to charge a fee of up to $25 for each withdrawal. Your policy value is automatically reduced by the amount of the withdrawal and the fee. We reserve the right to refuse a withdrawal if it would reduce the net cash surrender value or the Total Face Amount below certain minimum amounts.

Policy loans

     You may borrow from your policy at any time by completing the appropriate form. Generally, the minimum amount of each loan is $500. The maximum amount you can borrow is determined by a formula (see the section entitled "Policy loans" for the formula). Interest is charged on each loan. You can pay the interest or allow it to become part of the outstanding loan balance. You can repay all or part of a loan at any time. If there is an outstanding loan when the insured person dies, it will be deducted from the death benefit. Policy loans permanently affect the calculation of your policy value, and may also result in adverse tax consequences.

Optional supplementary benefit riders

     When you apply for the policy, you can request any of the optional supplementary benefit riders that we make available. Availability of riders varies from state to state. Charges for most riders will be deducted monthly from the policy value.

Investment options

     The policy offers a number of investment options, as listed on the cover of this prospectus. There is an option that provides a fixed rate of return. Such an option is referred to in this prospectus as a "fixed account". The rest of the options have returns that vary depending upon the investment results of underlying portfolios. These options are referred to in this prospectus as "investment accounts". The fixed account and the investment accounts are sometimes collectively referred to in this prospectus as the "accounts". The investment accounts cover a broad spectrum of investment styles and strategies. Although the portfolios of the Series Funds that underly those investment accounts operate like publicly traded mutual funds, there are important differences between the investment accounts and publicly-traded mutual funds. On the plus side, you can transfer money from one investment account to another without tax liability. Moreover, any dividends and capital gains distributed by each underlying portfolio are automatically reinvested and reflected in the portfolio's value and create no taxable event for you. On the negative side, if and when policy earnings are distributed (generally as a result of a surrender or withdrawal), they will be treated as ordinary income instead of as capital gains. Also, you must keep in mind that you are purchasing an insurance policy and you will be assessed charges at the policy level as well as at the fund level. Such policy level charges, in aggregate, are significant and will reduce the performance of your policy.

Summary of policy risks

Lapse risk

     If the net cash surrender value is insufficient to pay the charges when due, your policy can terminate (i.e. "lapse"). This can happen because you haven`t paid enough premiums or because the investment performance of the investment accounts you've chosen has been poor or because of a combination of both factors. You'll be given a "grace period" within which to make additional premium payments to keep the policy in effect. If lapse occurs, you'll be given the opportunity to reinstate the policy by making the required premium payments and satisfying certain other conditions.

     Since withdrawals reduce your policy value, withdrawals increase the risk of lapse. Policy loans also increase the risk of lapse.

Investment risk

     As mentioned above, the investment performance of any investment account may be good or bad. Your policy value will rise or fall based on the investment performance of the investment accounts you've chosen. Some investment accounts are riskier than others. These risks (and potential rewards) are discussed in detail in the attached prospectuses of the underlying portfolios.

Transfer risk

     There is a risk that you will not be able to transfer your policy value from one investment account to another because of limitations on the dollar amount or frequency of transfers you can make. The limitations on transfers out of the fixed account options are more restrictive than those that apply to transfers out of investment accounts.

Early surrender risk

     Depending on the policy value at the time you are considering surrender, there may be little or no surrender value payable to you.

Market timing risk

     Investment accounts in variable life insurance products can be a prime target for abusive transfer activity because these products value their investment accounts on a daily basis and allow transfers among investment accounts without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of investment accounts in reaction to market news or to exploit a perceived pricing inefficiency. Whatever the reason, long-term investors in an investment account can be harmed by frequent transfer activity since such activity may expose the investment account's underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager's ability to effectively manage the portfolio's investments in accordance with the portfolio's investment objectives and policies, both of which may result in dilution with respect to interests held for long-term investment.

     To discourage disruptive frequent trading activity, we impose restrictions on transfers (see "Transfers of existing policy value") and reserve the right to change, suspend or terminate telephone, facsimile and internet transaction privileges (see "How you communicate with us"). In addition, we reserve the right to take other actions at any time to restrict trading, including, but not limited to: (i) restricting the number of transfers made during a defined period, (ii) restricting the dollar amount of transfers, and (iii) restricting transfers into and out of certain investment accounts. We also reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the underlying portfolio.

     While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so.

Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors.

Tax risks

     In order for you to receive the tax benefits extended to life insurance under the Internal Revenue Code, your policy must comply with certain requirements of the Code. We will monitor your policy for compliance with these requirements, but a policy might fail to qualify as life insurance in spite of our monitoring. If this were to occur, you would be subject to income tax on the income credited to your policy for the period of disqualification and all subsequent periods. The tax laws also contain a so-called "7 pay limit" that limits the amount of premium that can be paid in relation to the policy's death benefit. If the limit is violated, the policy will be treated as a "modified endowment contract", which can have adverse tax consequences. There are also certain Treasury Department rules referred to as the "investor control rules" that determine whether you would be treated as the "owner" of the assets underlying your policy. If that were determined to be the case, you would be taxed on any income or gains those assets generate. In other words, you would lose the value of the so-called "inside build-up" that is a major benefit of life insurance.

     In general, you will be taxed on the amount of distributions that exceed the premiums paid under the policy. Any taxable distribution will be treated as ordinary income (rather than as capital gains) for tax purposes.

     There is a tax risk associated with policy loans. Although no part of a loan is treated as income to you when the loan is made (unless your policy is a "modified endowment contract"), surrender or lapse of the policy would result in the loan being treated as a distribution at the time of lapse or surrender. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans and an insured person of advanced age, you might find yourself having to choose between high premium requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

     Tax consequences of ownership or receipt of policy proceeds under federal, state and local estate, inheritance, gift and other tax laws can vary greatly depending upon the circumstances of each owner or beneficiary. There can also be unfavorable tax consequences on such things as the change of policy ownership or assignment of ownership interests. For these and all the other reasons mentioned above, we recommend you consult with a qualified tax adviser before buying the policy and before exercising certain rights under the policy.

                                   FEE TABLES

     This section contains five tables that describe all of the fees and expenses that you will pay when buying and owning the policy. In the first three tables, certain entries show the minimum charge, the maximum charge and the charge for a representative insured person. Other entries show only the maximum charge we can assess and are labeled as such. Except where necessary to show a rate greater than zero, all rates shown in the tables have been rounded to two decimal places as required by prospectus disclosure rules. Consequently, the actual rates charged may be slightly higher or lower than those shown in the tables.


     The first table below describes the fees and expenses that you will pay at the time that you pay a premium, withdraw policy value, surrender the policy, lapse the policy or transfer policy value between investment accounts. We reserve the right to increase the premium charge beyond the level indicated on the Transaction Fees table in order to correspond with changes in state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy. Currently, state premium tax levels range from 0% to 3.5%.


                                Transaction Fees


Charge                       When Charge is Deducted                         Amount Deducted
------                       ------------------------                        ---------------
Maximum premium charge       Upon payment of premium                        7% of each premium paid
Maximum withdrawal fee       Upon making a withdrawal                       The lesser of 2% of the withdrawal
                                                                            amount or $25
Maximum transfer fee         Upon each transfer into or out of an           $25 (currently $0)/(1)/
                             investment account beyond an annual limit of
                             not less than 12

(1) This charge is not currently imposed, but we reserve the right to do so in the policy.

     The next two tables describe the charges and expenses that you will pay periodically during the time you own the policy. These tables do not include fees and expenses paid at the portfolio level. Except for the policy loan interest rate, all of the charges shown in the tables are deducted from your policy value. The second table is devoted only to optional supplementary rider benefits.


                                    Periodic Charges
                                   Other Than Fund
                                  Operating Expenses
                                   When Charge is
             Charge                    Deducted
             ------              -------------------
Cost of insurance
charge:/(1)/                     Monthly
Minimum charge
Maximum charge
Charge for representative
insured person
Face Amount charge:/(2)/         Monthly for 10 policy
                                 years from the Policy
                                 Date
Minimum charge
Maximum charge
Charge for representative
insured person
Administrative charge            Monthly
Asset-based risk
charge/(3)/                      Monthly
Maximum policy loan interest     Accrues daily
rate/(4)/                        Payable annually

                                        Amount Deducted
             Charge                     Guaranteed Rate               Current Rate
             ------                     ----------------              ------------
Cost of insurance charge:/(1)/
Minimum charge                   $0.07 per $1,000 of NAR           $0.05 per $1,000 of NAR
Maximum charge                   $83.33 per $1,000 of NAR          $83.33 per $1,000 of NAR
Charge for representative        $0.38 per $1,000 of NAR           $0.13 per $1,000 of NAR
insured person
Face Amount charge:/(2)/
Minimum charge                   $0.09 per $1,000 of Base Face     $0.09 per $1,000 of Base Face
                                 Amount in policy years 1-10       Amount in policy years 1-3
                                                                   $0.06 per $1,000 of Base Face
                                                                   Amount in policy years 4-6
                                                                   $0.03 per $1,000 of Base Face
                                                                   Amount in policy years 7-10
Maximum charge                   $1.08 per $1,000 of Base Face     $1.08 per $1,000 of Base Face
                                 Amount in policy years 1-10       Amount in policy years 1-3
                                                                   $0.72 per $1,000 of Base Face
                                                                   Amount in policy years 4-6
                                                                   $0.36 per $1,000 of Base Face
                                                                   Amount in policy years 7-10
Charge for representative        $0.28 per $1,000 of Base Face     $0.28 per $1,000 of Base Face
insured person                   Amount                            Amount in policy years 1-3
                                                                   $0.19 per $1,000 of Base Face
                                                                   Amount in policy years 4-6
                                                                   $0.09 per $1,000 of Base Face
                                                                   Amount in policy years 7-10
Administrative charge            $12                               $9
Asset-based risk charge/(3)/     0.08% of policy value in policy   0.03% of policy value in policy
                                 years 1-10                        years 1-10
                                 0.03% of policy value in policy   0.004% of policy value in policy
                                 year 11 and thereafter            year 11 and thereafter
Maximum policy loan interest     3.75%                             3.75%
rate/(4)/


/(1)/ The insurance charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable cost of insurance rate. The rates vary widely depending upon the length of time the policy has been in effect, the insurance risk characteristics of the insured person and (generally) the gender of the insured person. The "minimum" rate shown in the table is the rate in the first policy year for a policy issued to cover a 15 year old female preferred underwriting risk. The "maximum" rate shown in the table at both guaranteed and current rates is the rate in the first policy year for a policy issued to cover a 90 year old male substandard smoker underwriting risk. This includes the so-called "extra mortality charge". The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a policy in the first policy year. The charges shown in the table may not be particularly relevant to your current situation. For more information about cost of insurance rates, talk to your John Hancock NY representative.

/(2)/ This charge is determined by multiplying the Base Face Amount at issue by the applicable rate. The rates vary by the sex, issue age and death benefit option of the insured person. The "minimum" rate shown in the table is for a 15 year old female. The "maximum" rate shown in the table is for a 90 year old male. The "representative insured person" referred to in the table is a 45 year old male.

/(3)/ This charge only applies to that portion of policy value held in the investment accounts. The charge determined does not apply to any fixed account.

(4) 3.75% is the maximum effective annual interest rate we can charge and applies only during policy years 1-10. The effective annual interest rate is 3.0% thereafter (although we reserve the right to increase the rate after the tenth policy year to as much as 3.25%). The amount of any loan is transferred from the accounts to a special loan account which earns interest at an effective annual rate of 3.0%. Therefore, the cost of a loan is the difference between the loan interest we charge and the interest we credit to the special loan account.

                                  Rider Charges

                                 When Charge is
             Charge                 Deducted      Amount Deducted
             ------              --------------   ---------------
Enhanced Cash Value Rider       Upon payment      0.5% of premium paid in the first 7 policy years, up to the
                                of premium        Limiting Premium /(1)/ for each policy year stated in the Policy
                                                  Specifications page of the policy.
Change of Life Insured Rider:   At exercise of    $250
                                benefit

/(1)/ The "Limiting  Premium" is an amount  determined by  multiplying  the Base
     Face Amount at issue by an applicable rate which varies by the sex and issue age of the insured person. The "minimum" rate is for a 15-year old female and is $17.90 per $1000 of Base Face Amount. The "maximum" rate is for a 90-year old male and is $216.26 per $1000 of Base Face Amount. The rate for a "representative insured person" is for a 45 year old male and is $56.49 per $1000 of Base Face Amount. Thus, for the representative 45 year old male with $100,000 of Base Face Amount, the Limiting Premium for the policy year would be $5,649.00.


     The next table describes the minimum and maximumportfolio level fees and expenses charged by any of the portfolios underlying a variable investment option offered through this prospectus, expressed as a percentage of average net assets (rounded to two decimal places). These expenses are deducted from portfolio assets.


            Total Annual Portfolio Operating Expenses              Minimum   Maximum
            -----------------------------------------              -------   -------
Range of expenses, including management fees, distribution and/
or service (12b-1) fees, and other expenses                        0.50%     1.53%


     The next table describes the fees and expenses for each class of shares of each portfolio underlying a variable investment option offered through this prospectus. None of the portfolios charge a sales load or surrender fee.The fees and expenses do not reflect the fees and expenses of any variable insurance contract or qualified plan which may use the portfolio as its underlying investment medium. Except for the American International, American Growth, American Growth-Income, American Blue Chip Income and Growth, American Bond and PIMCO VIT All Asset portfolios, all of the portfolios shown in the table are NAV class shares that are not subject to Rule 12b-1 fees. Except as indicated in the footnotes appearing at the end of the table, the expense ratios are based upon the portfolio's actual expenses for the year ended December 31, 2005.


     Portfolio Annual Expenses

(as a percentage of portfolio average net assets, rounded to two decimal places)


                                          Management    12b-1     Other         Total
Portfolio                                    Fees        Fees   Expenses   Annual Expenses
-------------------------------------   ------------   ------   --------   ---------------
Science & Technology ................      1.05%/A/      N/A      0.07%         1.12%
Pacific Rim .........................      0.80%         N/A      0.24%         1.04%
Health Sciences .....................      1.05%/A/      N/A      0.12%         1.17%
Emerging Growth .....................      0.80%         N/A      0.08%         0.88%
Small Cap Growth ....................      1.07%         N/A      0.06%         1.13%
Emerging Small Company ..............      0.97%         N/A      0.07%         1.04%
Small CapB ..........................      0.85%         N/A      0.03%         0.88%
Small Cap Index .....................      0.49%         N/A      0.04%         0.53%
Dynamic Growth ......................      0.95%         N/A      0.07%         1.02%
Mid Cap Stock .......................      0.84%         N/A      0.08%         0.92%
Natural Resources ...................      1.00%         N/A      0.07%         1.07%
All Cap Growth ......................      0.85%         N/A      0.06%         0.91%
Strategic Opportunities .............      0.80%         N/A      0.08%         0.88%
Financial Services ..................      0.82%C        N/A      0.09%         0.91%
International Opportunities .........      0.90%         N/A      0.06%         0.96%

                                                   Management     12b-1       Other          Total
Portfolio                                              Fees        Fees     Expenses     Annual Expenses
-----------------------------------------------   -----------    -------   ----------   ----------------
International Small Cap .......................      0.92%         N/A       0.21%            1.13%
International Equity Index BB/D/I .............      0.55%         N/A       0.04%            0.59%
Overseas Equity/B/.............................      1.05%         N/A       0.23%            1.28%
American International/E/ /H/..................      0.52%         0.60%     0.08%            1.20%
International Value ...........................      0.82%/F/      N/A       0.19%            1.01%
International Core ............................      0.89%         N/A       0.07%            0.96%
Quantitative Mid Cap ..........................      0.74%         N/A       0.10%            0.84%
Mid Cap Index .................................      0.49%         N/A       0.04%            0.53%
Mid Cap Core ..................................      0.87%         N/A       0.08%            0.95%
Global ........................................      0.82%/F/      N/A       0.16%            0.98%
Capital Appreciation ..........................      0.81%         N/A       0.05%            0.86%
American GrowthE ..............................      0.33%         0.60%     0.04%            0.97%
U.S. Global Leaders Growth ....................      0.70%         N/A       0.06%            0.76%
Quantitative All Cap ..........................      0.71%         N/A       0.06%            0.77%
All Cap Core ..................................      0.80%         N/A       0.07%            0.87%
Total Stock Market Index ......................      0.49%         N/A       0.04%            0.53%
Blue Chip Growth ..............................      0.81%/A/      N/A       0.07%            0.88%
U.S. Large Cap ................................      0.83%         N/A       0.06%            0.89%
Core Equity ...................................      0.79%         N/A       0.06%            0.85%
Strategic Value ...............................      0.85%         N/A       0.08%            0.93%
Large Cap Value ...............................      0.84%         N/A       0.08%            0.92%
Classic Value .................................      0.80%         N/A       0.24%            1.04%
Utilities .....................................      0.85%         N/A       0.19%            1.04%
Real Estate Securities ........................      0.70%         N/A       0.06%            0.76%
Small Cap Opportunities .......................      0.99%         N/A       0.08%            1.07%
Small Cap Value/B/ /D/.........................      1.07%         N/A       0.05%            1.12%
Small Company Value/D/.........................      1.03%/A/      N/A       0.05%            1.08%
Special Value ........ ........................      1.00%         N/A       0.21%            1.21%
Mid Value .....................................      0.98%/A/      N/A       0.08%            1.06%
Mid Cap Value .................................      0.85%         N/A       0.05%            0.90%
Value .........................................      0.74%         N/A       0.06%            0.80%
All Cap Value .................................      0.83%         N/A       0.07%            0.90%
Growth & Income/B/.............................      0.68%         N/A       0.08%            0.76%
500 Index BB/D/ /I/............................      0.47%         N/A       0.03%            0.50%
Fundamental Value .............................      0.77%/C/      N/A       0.05%            0.82%
U.S. Core .....................................      0.76%         N/A       0.05%            0.81%
Large Cap/B/...................................      0.84%         N/A       0.05%            0.89%
Quantitative Value ............................      0.70%         N/A       0.06%            0.76%
American Growth-Income/E/ .....................      0.28%         0.60%     0.05%            0.93%
Equity-Income .................................      0.81%/A/      N/A       0.05%            0.86%
American Blue Chip Income and Growth/E /.......      0.44%         0.60%     0.04%            1.08%
Income & Value ................................      0.79%         N/A       0.08%            0.87%
Managed/B/ ....................................      0.69%         N/A       0.06%            0.75%
PIMCO VIT All Asset ...........................      0.20%         0.25%     1.08%/G/         1.53%
Global Allocation .............................      0.85%         N/A       0.19%            1.04%
High Yield ....................................      0.66%         N/A       0.07%            0.73%
U.S. High Yield Bond/B/D/......................      0.74%         N/A       0.21%            0.95%
Strategic Bond ................................      0.67%         N/A       0.08%            0.75%
Strategic Income ..............................      0.73%         N/A       0.30%            1.03%

                                         Management     12b-1      Other         Total
Portfolio                                   Fees        Fees    Expenses   Annual Expenses
-------------------------------------   -----------    ------   ---------- ---------------
Global Bond .........................      0.70%        N/A      0.12%         0.82%
Investment Quality Bond .............      0.60%        N/A      0.09%         0.69%
Total Return ........................      0.70%        N/A      0.07%         0.77%
American BondE ......................      0.43%        0.60%    0.04%         1.07%
Real Return Bond ....................      0.70%        N/A      0.07%         0.77%
Bond Index BB/D//I/..................      0.47%        N/A      0.03%         0.50%
Core BondB ..........................      0.67%        N/A      0.07%         0.74%
Active BondB ........................      0.60%        N/A      0.07%         0.67%
U.S. Government Securities ..........      0.59%        N/A      0.07%         0.66%
Short-Term BondB ....................      0.59%        N/A      0.09%         0.68%
Money Market BB/D//I/................      0.49%        N/A      0.04%         0.53%
Lifestyle Aggressive ................      0.05%        N/A      0.95%/H/      1.00%
Lifestyle Growth ....................      0.05%        N/A      0.89%/H/      0.94%
Lifestyle Balanced ..................      0.05%        N/A      0.86%/H/      0.91%
Lifestyle Moderate ..................      0.05%        N/A      0.81%/H/      0.86%
Lifestyle Conservative ..............      0.05%        N/A      0.78%/H/      0.83%



A The adviser has voluntarily agreed to waive a portion of its advisory fee for the Blue Chip Growth, Equity-Income, Health Sciences, Mid Value, Science & Technology, and Small Company Value portfolios. This waiver is based on the combined average daily net assets of these portfolios and the following funds of John Hancock Funds II: Blue Chip Growth Fund, Equity-Income Fund, Health Sciences Fund, Science & Technology Fund, Small Company Value Fund, Spectrum Income Fund and Real Estate Equity Fund (collectively, the "T. Rowe Portfolios").

The percentage fee reduction is as follows:



Combined Average Daily Net                       Fee Reduction
Assets of the T. Rowe Portfolios   (as a percentage of the Management Fee)
--------------------------------  ---------------------------------------
First $750 million..............                   0.00%
Over $750 million...............                    5.0%



Effective November 1, 2006, the percentage reduction will be as follows:



Combined Average Daily Net                          Fee Reduction
Assets of the T. Rowe Portfolios      (as a percentage of the Management Fee)
--------------------------------     ----------------------------------------
First $750 million..............                       0.00%
Next $750 million...............                        5.0%
Excess over $1.5 billion........                        7.5%



This voluntary fee waiver may be terminated at any time by the adviser.

/B/ Commenced operations April 29, 2005.

/C/ .

For the period prior to October 14, 2005, the Adviser voluntarily agreed to reduce its advisory fee for the Financial Services and Fundamental Value portfolios to the amounts shown below as a percentage of average annual net assets.



                                                   Between $50 million   Excess Over
Portfolio                      First $50 million     and $500 million    $500 million
----------------------------   -----------------   -------------------   ------------
Financial Services .........       0.85%                   0.80%             0.75%
Fundamental Value ..........       0.85%                   0.80%             0.75%



*as a percentage of average annual net assets.

Effective October 14, 2005, the advisory fees for the Financial Services and the Fundamental Value portfolios were lowered to the rates for the voluntary advisory fee waiver set forth above and the voluntary advisory fee waiver was eliminated.

If the advisory fee waiver for the period prior to October 14, 2005 were reflected, it is estimated that the management fees for these portfolios would have been as follows:



Financial Services .........   0.82%
Fundamental Value ..........   0.77%

/D/ Based on estimates for the current fiscal year.

/E/ Reflects the aggregate annual operating expenses of each portfolio and its corresponding master fund. In the case of the American Blue Chip Income and Growth, American Bond, American Growth, American Growth-Income and American International portfolios, and during the year ended December 31, 2005, Capital Research Management Company (the adviser to the American Blue Chip Income and Growth, American Bond, American Growth, American Growth-Income and American International portfolios) voluntarily reduced investment management fees to rates provided by amended agreement effective April 1, 2004. If such fee waiver had been reflected, the management fee would be 0.40%, 0.39%, 0.30%, 0.25% and 0.47% and Total Annual Expenses would be 1.04%, 1.03%, 0.94%, 0.90% and 1.15% .


/F/ Effective December 9, 2003, due to a decrease in the subadvisory fees for the Global and International Value portfolios, the adviser voluntarily agreed to waive its advisory fees so that the amount retained by the adviser after payment of the subadvisory fees for each such portfolio does not exceed 0.45% of the portfolio's average net assets. For the year ended December 31, 2005, the effective annual advisory fee for the Global Trust and International Value portfolios was 0.77% and 0.78%, respectively. These advisory fee waivers may be rescinded at any time.

/G/ "Other Expenses" for the PIMCO All Asset portfolio reflect an administrative fee of 0.25%, a service fee of 0.20% and expenses of underlying funds in which the PIMCO All Asset portfolio invests ("PIMCO Underlying Funds"). The PIMCO Underlying Funds` expenses (0.63%) are estimated based upon an allocation of the portfolio's assets among the PIMCO Underlying Funds and upon the total annual operating expenses of the Institutional Class shares of these PIMCO Underlying Funds. PIMCO Underlying Fund expenses will vary with changes in the expenses of the PIMCO Underlying Funds, as well as allocation of the portfolio's assets, and may be higher or lower than those shown above. PIMCO has contractually agreed, for the portfolio`s current fiscal year, to waive its advisory fee to the extent that the PIMCO Underlying Funds' expenses attributable to advisory and administrative fees exceed 0.64% of the total assets invested in PIMCO Underlying Funds.

/H/ Each of the Lifestyle Trusts may invest in all the other Trust portfolios except the American Growth, American International Trust, the American Blue Chip Income and Growth, the American Bond, and the American Growth-Income portfolios (the "Underlying Portfolios"). The Annual Expenses ratios for the Underlying Portfolios range from 0.50% to 1535%.

/I/ The trust sells these portfolios only to certain variable life insurance and variable annuity separate acounts of John Hancock Life Insurance Company (U.S.A.) and its affiliates. Each portfolio is subject to an expense cap pursuant to an agreement between the Trust and the Adviser. The fees in the table reflect such expense cap. The expense cap is as follows: The Adviser has agreed to waive its management fee (or, if necessary, reimburse expenses of the portfolio) in an amount so that the rate of the portfolio's "Annual Operating Expenses" does not exceed the rate noted in the table under "Total Annual Expenses". The rates noted in the table for each portfolio reflect a fee waiver (or expense reimbursement) equal to 0.25% of the portfolio's average net assets. A portfolio's "Annual Operating Expenses" includes all of its operating expenses including advisory fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses of the portfolio not incurred in the ordinary course of the portfolio's business. Under the Agreement, the Adviser's obligation to provide the expense cap with respect to a particular portfolio terminates only if the Trust, without the prior written consent of the Adviser, sells shares of the portfolio to (or has shares of the portfolio held by) any person other than the variable life insurance or variable annuity insurance separate accounts of John Hancock Life Insurance Company (U.S.A.) or any of its affiliates that are specified in the agreement.

                              DETAILED INFORMATION

     This section of the prospectus provides additional detailed information that is not contained in the Summary of Benefits and Risks section.

Table of Investment Options and Investment Subadvisers


     When you select a Separate Account investment option, we invest your money in shares of a corresponding portfolio of the John Hancock Trust (the "Trust") (or the PIMCO Variable Insurance Trust (the "PIMCO Trust") with respect to the All Asset portfolio) and hold the shares in a sub-account of the Separate Account. The Fee Tables show the investment management fees, Rule 12b-1 fees and other operating expenses for these portfolio shares as a percentage (rounded to two decimal places) of each portfolio's average net assets for 2005, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the portfolios are not fixed or specified under the terms of the policies and may vary from year to year. These fees and expenses differ for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any Separate Account investment options you select.

     The John Hancock Trust and the PIMCO Trust are so-called "series" type mutual funds and each is registered under the Investment Company Act of 1940 ("1940 Act") as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the Trust and receives investment management fees for doing so. JHIMS pays a portion of its investment management fees to other firms that manage the Trust's portfolios. We and our affiliate own JHIMS LLC and indirectly benefit from any investment management fees JHIMS LLC retains. The All Asset portfolio of the PIMCO Trust receives investment advisory services from Pacific Investment Management Company LLC ("PIMCO") and pays investment management fees to PIMCO.

     Each of the American Blue Chip Income and Growth, American Bond, American Growth-Income, American Growth, and American International portfolios invests in Series 1 shares of the corresponding investment portfolio of the Trust and are subject to a 0.60% 12b-1 fee. The American Growth, American International, American Growth-Income, American Blue Chip Income and Growth and American Bond portfolios operate as "feeder funds", which means that the portfolio does not buy investment securities directly. Instead, it invests in a "master fund" which in turn purchases investment securities. Each of the American feeder fund portfolios has the same investment objective and limitations as its master fund. The prospectus for the American Fund master fund is included with the prospectuses for the underlying funds.

     The portfolios pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the portfolios. The amount of this compensation is based on a percentage of the assets of the portfolios attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from portfolio to portfolio and among classes of shares within a portfolio. In some cases, the compensation is derived from the Rule 12b-1 fees that are deducted from a portfolio's assets for the services we or our affiliates provide to that portfolio. In addition, compensation payments of up to 0.45% of assets may be made by a portfolio's investment advisers or its affiliates. We pay American Funds Distributors, Inc., the principal underwriter for the American Fund Insurance Series, a percentage of some or all of the amounts allocated to the "American" portfolios of the Trust for the marketing support services it provides. Any of these compensation payments do not, however, result in any charge to you in addition to what is shown in the Fee Tables.

     The following table provides a general description of the portfolios that underlie the variable investment options we make available under the policy. You bear the investment risk of any portfolio you choose as an investment option for your policy. You can find a full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investment in the portfolio in the prospectus for that portfolio. You should read the portfolio's prospectus carefully before investing in the corresponding variable investment option.

     The investment options in the Separate Account are not publicly traded mutual funds. The investment options are only available to you as investment options in the policies, or in some cases through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the investment options also may be available through participation in certain qualified pension or retirement plans. The portfolios' investment advisers and managers (i.e. subadvisers) may manage publicly traded mutual funds with similar names and investment objectives.

However, the portfolios are not directly related to any publicly traded mutual fund. You should not compare the performance of any investment option described in this prospectus with the performance of a publicly traded mutual fund. The performance of any publicly traded mutual fund could differ substantially from that of any of the investment options of our Separate Account.

     The portfolios available under the policies are as follows:



Portfolio                   Portfolio Manager
=========                   =================
Science & Technology        T. Rowe Price Associates, Inc.
Pacific Rim                 MFC Global Investment
                            Management (U.S.A.) Limited
Health Sciences             T. Rowe Price Associates, Inc.
Emerging Growth             MFC Global Investment
                            Management (U.S.A.) Limited
Small Cap Growth            Wellington Management Company,
                            LLP
Emerging Small Company      Franklin Advisers, Inc.
Small Cap                   Independence Investment LLC
Small Cap Index             MFC Global Investment
                            Management (U.S.A.) Limited
Dynamic Growth              Deutsche Asset Management Inc.
Mid Cap Stock               Wellington Management Company,
                            LLP
Natural Resources           Wellington Management Company,
                            LLP

Portfolio                   Investment Description
=========                   ======================
Science & Technology        Seeks long-term growth of capital by investing, under
                            normal market conditions, at least 80% of its net assets
                            (plus any borrowings for investment purposes) in common
                            stocks of companies expected to benefit from the
                            development, advancement, and use of science and
                            technology. Current income is incidental to the portfolio's objective.
Pacific Rim                 Seeks long-term growth of capital by investing in a
                            diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations
                            domiciled in countries in the Pacific Rim region.
Health Sciences             Seeks long-term capital appreciation by investing, under
                            normal market conditions, at least 80% of its net assets
                            (plus any borrowings for investment purposes) in common
                            stocks of companies engaged in the research, development,
                            production, or distribution of products or services related to health care, medicine, or the life sciences.
Emerging Growth             Seeks superior long-term rates of return through capital
                            appreciation by investing, under normal circumstances,
                            primarily in high quality securities and convertible
                            instruments of small-cap U.S. companies.
Small Cap Growth            Seeks long-term capital appreciation by investing, under
                            normal market conditions, primarily in small-cap
                            companies that are believed to offer above average potential for growth in revenues and earnings.
Emerging Small Company      Seeks long-term growth of capital by investing, under
                            normal market conditions, at least 80% of its net assets
                            (plus any borrowings for investment purposes) in common
                            stock equity securities of companies with market
                            capitalizations that approximately match the range of
                            capitalization of the Russell 2000 Growth Index* at the
                            time of purchase.
Small Cap                   Seeks maximum capital appreciation consistent with
                            reasonable risk to principal by investing, under normal
                            market conditions, at least 80% of its net assets in equity securities of companies whose market capitalization is
                            under $2 billion.
Small Cap Index             Seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to
                            track the performance of the Russell 2000 Index.*
Dynamic Growth              Seeks long-term growth of capital by investing in stocks
                            and other equity securities of medium-sized U.S. companies with strong growth potential.
Mid Cap Stock               Seeks long-term growth of capital by investing primarily in equity securities of mid-size companies with significant
                            capital appreciation potential.
Natural Resources           Seeks long-term total return by investing, under normal
                            market conditions, primarily in equity and equity-related
                            securities of natural resource-related companies worldwide.

Portfolio                       Portfolio Manager
=========                       =================
All Cap Growth                  AIM Capital Management, Inc.
Strategic Opportunities         Fidelity Management & Research
                                Company
Financial Services              Davis Advisors
International Opportunities     Marisco Capital Management, LLC
International Small Cap         Templeton Investment Counsel, Inc.
International Equity Index B    SSgA Funds Management, Inc.
Overseas Equity                 Capital Guardian Trust Company
American International          Capital Research Management
                                Company
International Value             Templeton Investment Counsel, Inc.

Portfolio                       Investment Description
=========                       ======================
All Cap Growth                  Seeks long-term capital appreciation by investing the
                                portfolio's assets, under normal market conditions,
                                principally in common stocks of companies that are likely
                                to benefit from new or innovative products, services or
                                processes, as well as those that have experienced above
                                average, long-term growth in earnings and have excellent
                                prospects for future growth.
Strategic Opportunities          Seeks growth of capital by investing primarily in common
                                stocks. Investments may include securities of domestic and foreign issuers, and growth or value stocks or a
                                combination of both.
Financial Services              Seeks growth of capital by investing primarily in common
                                stocks of financial companies. During normal market
                                conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) are invested in
                                companies that are principally engaged in financial
                                services. A company is "principally engaged" in financial
                                services if it owns financial services-related assets
                                constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.
International Opportunities     Seeks long-term growth of capital by investing, under
                                normal market conditions, at least 65% of its assets in
                                common stocks of foreign companies that are selected for
                                their long-term growth potential. The portfolio may invest in companies of any size throughout the world. The
                                portfolio normally invests in issuers from at least three
                                different countries not including the U.S. The portfolio may invest in common stocks of companies operating in
                                emerging markets.
International Small Cap         Seeks capital appreciation by investing primarily in the
                                common stock of companies located outside the U.S. which
                                have total stock market capitalization or annual revenues of
                                $1.5 billion or less.
International Equity Index B     Seeks to track the performance of broad-based equity
                                indices of foreign companies in developed and emerging
                                markets by attempting to track the performance of the
                                MSCI All Country World ex-US Index*. (Series I shares
                                are available for sale to contracts purchased prior to May
                                13, 2002; Series II shares are available for sale to contracts purchased on or after May 13, 2002).
Overseas Equity                 Seeks long-term capital appreciation by investing, under
                                normal conditions, at least 80% of its assets in equity
                                securities of a diversified mix of large established and
                                medium-sized foreign companies located primarily in
                                developed countries and, to a lesser extent, in emerging
                                markets.
American International          Invests all of its assets in Class 2 shares of the International
                                Fund, a series of American Fund Insurance Series. The
                                International Fund invests primarily in common stocks of
                                companies located outside the United States.
International Value             Seeks long-term growth of capital by investing, under
                                normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging
                                markets.

Portfolio                        Portfolio Manager
============================    ====================================
International Core              Grantham, Mayo, Van Otterloo &
                                Co. LLC
Quantitative Mid Cap            MFC Global Investment
                                Management (U.S.A.) Limited
Mid Cap Index                   MFC Global Investment
                                Management (U.S.A.) Limited
Mid Cap Core                    AIM Capital Management, Inc.
Global                          Templeton Global Advisors Limited
Capital Appreciation            Jennison Associates LLC
American Growth                 Capital Research Management
                                Company
U.S. Global Leaders Growth      Sustainable Growth Advisers, L.P.
Quantitative All Cap            MFC Global Investment
                                Management (U.S.A.) Limited
All Cap Core                    Deutsche Asset Management Inc.
Total Stock Market Index        MFC Global Investment
                                Management (U.S.A.) Limited
Blue Chip Growth                T. Rowe Price Associates, Inc.

Portfolio                       Investment Description
=========                       =======================
International Core              Seeks to outperform the MSCI EAFA Index* by investing
                                typically in a diversified portfolio of equity investments from developed markets other than the U.S.
Quantitative Mid Cap            Seeks long-term growth of capital by investing, under
                                normal market conditions, at least 80% of its total assets
                                (plus any borrowings for investment purposes) in U.S. mid-
                                cap stocks, convertible preferred stocks, convertible bonds and warrants.
Mid Cap Index                   Seeks to approximate the aggregate total return of a mid-
                                cap U.S. domestic equity market index by attempting to
                                track the performance of the S&P Mid Cap 400 Index*.
Mid Cap Core                    Seeks long-term growth of capital by investing, under
                                normal market conditions, at least 80% of its assets in
                                equity securities, including convertible securities, of mid-
                                capitalization companies.
Global                          Seeks long-term capital appreciation by investing, under
                                normal market conditions, at least 80% of its net assets
                                (plus any borrowings for investment purposes) in equity
                                securities of companies located anywhere in the world,
                                including emerging markets.
Capital Appreciation            Seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the
                                subadviser believes have above-average growth prospects.
                                These companies are generally medium-to-large
                                capitalization companies.
American Growth                 Invests all of its assets in Class 2 shares of the Growth
                                Fund, a series of American Fund Insurance Series. The
                                Growth Fund invests primarily in common stocks of
                                companies that appear to offer superior opportunities for
                                growth of capital.
U.S. Global Leaders Growth      Seeks long-term growth of capital by investing, under
                                normal market conditions, primarily in common stocks of
                                "U.S. Global Leaders."
Quantitative All Cap            Seeks long-term growth of capital by investing, under
                                normal circumstances, primarily in equity securities of U.S.
                                companies. The portfolio will generally focus on equity
                                securities of U.S. companies across the three market
                                capitalization ranges of large, mid and small.
All Cap Core                     Seeks long-term growth of capital by investing primarily in common stocks and other equity securities within all asset classes (small, mid and large cap) primarily those within
                                the Russell 3000 Index*.
Total Stock Market Index        Seeks to approximate the aggregate total return of a broad
                                U.S. domestic equity market index by attempting to track
                                the performance of the Wilshire 5000 Equity Index*.
Blue Chip Growth                Seeks to achieve long-term growth of capital (current
                                income is a secondary objective) by investing, under
                                normal market conditions, at least 80% of the portfolio's
                                total assets in the common stocks of large and medium-
                                sized blue chip growth companies. Many of the stocks in
                                the portfolio are expected to pay dividends.

Portfolio                  Portfolio Manager
=========                  =================
U.S. Large Cap             Capital Guardian Trust Company
Core Equity                Legg Mason Funds Management,
                           Inc.
Strategic Value            Massachusetts Financial Services
                           Company
Large Cap Value            Mercury Advisors
Classic Value              Pzena Investment Management,
                           LLC
Utilities                  Massachusetts Financial Services
                           Company
Real Estate Securities     Deutsche Asset Management Inc.
Small Cap Opportunities    Munder Capital Management
Small Cap Value            Wellington Management Company,
                           LLP
Small Company Value        T. Rowe Price Associates, Inc.

Portfolio                  Investment Description
=========                  ======================
U.S. Large Cap             Seeks long-term growth of capital and income by investing
                           the portfolio's assets, under normal market conditions,
                           primarily in equity and equity-related securities of
                           companies with market capitalization greater than $500
                           million.
Core Equity                Seeks long-term capital growth by investing, under normal
                           market conditions, primarily in equity securities that, in the subadviser's opinion, offer the potential for capital growth.
                           The subadviser seeks to purchase securities at large
                           discounts to the subadviser's assessment of their intrinsic value.
Strategic Value            Seeks capital appreciation by investing, under normal
                           market conditions, at least 65% of its net assets in common stocks and related securities of companies which the
                           subadviser believes are undervalued in the market relative to their long term potential.
Large Cap Value            Seeks long-term growth of capital by investing, under
                           normal market conditions, primarily in a diversified
                           portfolio of equity securities of large cap companies located in the U.S.
Classic Value              Seeks long-term growth of capital by investing, under
                           normal market conditions, at least 80% of its net assets in domestic equity securities.
Utilities                  Seeks capital growth and current income (income above
                           that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in equity and debt securities of
                           domestic and foreign companies in the utilities industry.
Real Estate Securities     Seeks to achieve a combination of long-term capital
                           appreciation and current income by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of real estate investment trusts ("REITS") and real estate
                           companies.
Small Cap Opportunities    Seeks long-term capital appreciation by investing, under
                           normal circumstances, at least 80% of its assets in equity securities of companies with market capitalizations within the range of the companies in the Russell 2000 Index*.
Small Cap Value            Seeks long-term capital appreciation by investing, under
                           normal market conditions, at least 80% of its assets in
                           small-cap companies that are believed to be undervalued by various measures and offer good prospects for capital
                           appreciation.
Small Company Value        Seeks long-term growth of capital by investing, under
                           normal market conditions, primarily in small companies
                           whose common stocks are believed to be undervalued.
                           Under normal market conditions, the portfolio will invest at least 80% of its net assets (plus any borrowings for
                           investment purposes) in companies with a market
                           capitalization that do not exceed the maximum market
                           capitalization of any security in the Russell 2000 Index* at the time of purchase.

Portfolio                     Portfolio Manager
=========                     =================
Special Value                 Salomon Brothers Asset
(only Series II available)    Management Inc.
Mid Value                     T. Rowe Price Associates, Inc.
Mid Cap Value                 Lord, Abbett & Co
Value                         Van Kampen
All Cap Value                 Lord, Abbett & Co
Growth & Income               Independence Investment LLC
500 Index B                   MFC Global Investment
                              Management (U.S.A.) Limited
Fundamental Value             Davis Advisors
U.S. Core                     Grantham, Mayo, Van Otterloo &
                              Co. LLC
Large Cap                     UBS Global Asset Management
Quantitative Value            MFC Global Investment
                              Management (U.S.A.) Limited

Portfolio                     Investment Description
==========                    ======================
Special Value                 Seeks long-term capital growth by investing, under normal
(only Series II available)    circumstances, at least 80% of its net assets in common
                              stocks and other equity securities of companies whose
                              market capitalization at the time of investment is no greater than the market capitalization of companies in the Russell
                              2000 Value Index*.
Mid Value                     Seeks long-term capital appreciation by investing, under
                              normal market conditions, primarily in a diversified mix of common stocks of mid size U.S. companies that are
                              believed to be undervalued by various measures and offer
                              good prospects for capital appreciation.
Mid Cap Value                 Seeks capital appreciation by investing, under normal
                              market conditions, at least 80% of the portfolio's net assets
                              (plus any borrowings for investment purposes) in mid-sized companies, with market capitalization of roughly $500
                              million to $10 billion.
Value                         Seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in equity securities of companies
                              with capitalizations similar to the market capitalization of companies in the Russell Midcap Value Index*.
All Cap Value                 Seeks capital appreciation by investing in equity securities of U.S. and multinational companies in all capitalization
                              ranges that the subadviser believes are undervalued.
Growth & Income                Seeks income and long-term capital appreciation by
                              investing, under normal market conditions, primarily in a
                              diversified mix of common stocks of large U.S. companies.
500 Index B                   Seeks to approximate the aggregate total return of a broad
                              U.S. domestic equity market index investing, under normal
                              market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in (a) the common
                              stocks that are included in the S&P 500 Index* and (b)
                              securities (which may or may not be included in the S&P
                              500 Index) that MFC Global (U.S.A.) believes as a group
                              will behave in a manner similar to the index.
Fundamental Value             Seeks growth of capital by investing, under normal market
                              conditions, primarily in common stocks of U.S. companies
                              with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.
U.S. Core                     Seeks long-term growth of capital and income, consistent
                              with prudent investment risk, by investing primarily in a
                              diversified portfolio of common stocks of U.S. issuers
                              which the subadviser believes are of high quality.
Large Cap                     Seeks to maximize total return, consisting of capital
                              appreciation and current income by investing, under normal circumstances, at least 80% of its net assets (plus
                              borrowings for investment purposes, if any) in equity
                              securities of U.S. large capitalization companies.
Quantitative Value            Seeks long-term capital appreciation by investing primarily in large-cap U.S. securities with the potential for long-term growth of capital.

Portfolio                          Portfolio Manager
=========                          =================
American Growth-Income             Capital Research Management
                                   Company
Equity-Income                      T. Rowe Price Associates, Inc.
American Blue Chip Income          Capital Research Management
and Growth                         Company
Income & Value                     Capital Guardian Trust Company
Managed                            Independence Investment LLC
                                   Capital Guardian Trust Company
                                   Declaration Management &
                                   Research LLC
PIMCO VIT All Asset Portfolio      Pacific Investment Management
(a series of the PIMCO Variable    Company
Insurance Trust) (only Class M
is available for sale)
Global Allocation                  UBS Global Asset Management
High Yield                         Salomon Brothers Asset
                                   Management Inc.
U.S. High Yield Bond               Wells Fargo Fund Management,
                                   LLC
Strategic Bond                     Salomon Brothers Asset
                                   Management Inc.

Portfolio                          Investment Description
=========                          ======================
American Growth-Income             Invests all of its assets in Class 2 shares of the Growth-
                                   Income Fund, a series of American Fund Insurance Series.
                                   The Growth-Income Fund invests primarily in common
                                   stocks or other securities which demonstrate the potential for appreciation and/or dividends.
Equity-Income                      Seeks to provide substantial dividend income and also long-
                                   term capital appreciation by investing primarily in
                                   dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing
                                   dividends and capital appreciation.
American Blue Chip Income          Invests all of its assets in Class 2 shares of the Blue Chip
and Growth                         Income and Growth Fund, a series of American Fund
                                   Insurance Series. The Blue Chip Income and Growth Fund
                                   invests primarily in common stocks of larger, more
                                   established companies based in the U.S. with market
                                   capitalizations of $4 billion and above.
Income & Value                     Seeks the balanced accomplishment of (a) conservation of
                                   principal and (b) long-term growth of capital and income
                                   by investing the portfolio's assets in both equity and fixed-
                                   income securities. The subadviser has full discretion to
                                   determine the allocation between equity and fixed income
                                   securities.
Managed                            Seeks the balanced accomplishment of (a) conservation of
                                   principal and (b) long-term growth of capital and income
                                   by investing the portfolio's assets in both equity and fixed-
                                   income securities. The subadviser has full discretion to
                                   determine the allocation between equity and fixed income
                                   securities.
PIMCO VIT All Asset Portfolio      The portfolio invests primarily in a diversified mix of: (a)
(a series of the PIMCO Variable    common stocks of large and mid sized U.S. companies, and
Insurance Trust) (only Class M     (b) bonds with an overall intermediate term average
is available for sale)             maturity.
Global Allocation                  Seeks total return, consisting of long-term capital
                                   appreciation and current income, by investing in equity and fixed income securities of issuers located within and
                                   outside the U.S.
High Yield                         Seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities,
                                   including corporate bonds and other fixed-income
                                   securities.
U.S. High Yield Bond               Seeks total return with a high level of current income by
                                   investing, under normal market conditions, primarily in
                                   below investment-grade debt securities (sometimes referred to as "junk bonds" or high yield securities). The portfolio also invests in corporate debt securities and may buy
                                   preferred and other convertible securities and bank loans.
Strategic Bond                     Seeks a high level of total return consistent with
                                   preservation of capital by giving its subadviser broad
                                   discretion to deploy the portfolio's assets among certain
                                   segments of the fixed income market as the subadviser
                                   believes will best contribute to achievement of the
                                   portfolio's investment objective.

Portfolio                   Portfolio Manager
=========================   =================================
Strategic Income            Sovereign Asset Management, LLC,
                            LLC
Global Bond                 Pacific Investment Management
                            Company
Investment Quality Bond     Wellington Management Company,
                            LLP
Total Return                Pacific Investment Management
                            Company
American Bond               Capital Research Management Co
                            LLC
Real Return Bond            Pacific Investment Management
                            Company
Bond Index B                Declaration Management &
                            Research LLC
Core Bond                   Wells Fargo Fund Management,
                            LLC
Active Bond                 Declaration Management &
                            Research LLC
                            Sovereign Asset Management, LLC

Portfolio                   Investment Description
=========                   ======================
Strategic Income            Seeks a high level of current income by investing, under
                            normal market conditions, primarily in foreign government
                            and corporate debt securities from developed and emerging
                            markets; U.S. Government and agency securities; and U.S.
                            high yield bonds.
Global Bond                 Seeks to realize maximum total return, consistent with
                            preservation of capital and prudent investment
                            management, by investing the portfolio's assets primarily in fixed income securities denominated in major foreign
                            currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.
Investment Quality Bond     Seeks a high level of current income consistent with the
                            maintenance of principal and liquidity, by investing in a
                            diversified portfolio of investment grade bonds.
                            Investments will tend to focus on corporate bonds and U.S.
                            Government bonds with intermediate to longer term
                            maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.
Total Return                Seeks to realize maximum total return, consistent with
                            preservation of capital and prudent investment
                            management, by investing, under normal market
                            conditions, at least 65% of the portfolio's assets in a
                            diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally
                            vary within a three-to six-year time frame based on the
                            subadviser's forecast for interest rates.
American Bond               Seeks to maximize current income and preserve capital.
Real Return Bond            Seeks maximum return, consistent with preservation of
                            capital and prudent investment management, by investing,
                            under normal market conditions, at least 80% of its net
                            assets in inflation-indexed bonds of varying maturities
                            issued by the U.S. and non-U.S. governments and by
                            corporations.
Bond Index B                Seeks to track the performance of the Lehman Brothers
                            Aggregate Index** (which represents the U.S. investment
                            grade bond market) by investing at least 80% of its assets in securities listed in the Lehman Index.
Core Bond                   Seeks total return consisting of income and capital
                            appreciation by investing, under normal market conditions, in a broad range of investment-grade debt securities. The
                            subadviser invests in debt securities that the subadviser
                            believes offer attractive yields and are undervalued relative to issues of similar credit quality and interest rate
                            sensitivity. From time to time, the portfolio may also invest in unrated bonds that the subadviser believes are
                            comparable to investment-grade debt securities. Under
                            normal circumstances, the subadviser expects to maintain
                            an overall effective duration range between 4 and 5 1/2
                            years.
Active Bond                 Seeks income and capital appreciation by investing at least
                            80% of its assets in a diversified mix of debt securities and instruments.

Portfolio                    Portfolio Manager
=========                    =================
U.S. Government Securities   Salomon Brothers Asset
                             Management Inc.
Short Term Bond              Declaration Management &
                             Research LLC
Money Market B               MFC Global Investment
                             Management (U.S.A.) Limited
Lifestyle Aggressive         MFC Global Investment
                             Management (U.S.A.) Limited
                             Deutsche Asset Management Inc.
Lifestyle Growth             MFC Global Investment
                             Management (U.S.A.) Limited
                             Deutsche Asset Management Inc.
Lifestyle Balanced           MFC Global Investment
                             Management (U.S.A.) Limited
                             Deutsche Asset Management Inc.
Lifestyle Moderate           MFC Global Investment
                             Management (U.S.A.) Limited
                             Deutsche Asset Management Inc.
Lifestyle Conservative       MFC Global Investment
                             Management (U.S.A.) Limited
                             Deutsche Asset Management Inc.

Portfolio                    Investment Description
=========                    ======================
U.S. Government Securities   Seeks a high level of current income consistent with
                             preservation of capital and maintenance of liquidity, by
                             investing in debt obligations and mortgage-backed
                             securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such
                             securities.
Short Term Bond              Seeks income and capital appreciation by investing at least
                             80% of its assets in a diversified mix of debt securities and instruments.
Money Market B               Seeks maximum current income consistent with
                             preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397
                             days or less issued primarily by U. S. entities.
Lifestyle Aggressive          Seeks to provide long-term growth of capital (current
                             income is not a consideration) by investing 100% of the
                             Lifestyle Trust's assets in other portfolios of the Trust
                             which invest primarily in equity securities.
Lifestyle Growth             Seeks to provide long-term growth of capital with
                             consideration also given to current income by investing
                             approximately 20% of the Lifestyle Trust's assets in other portfolios of the Trust which invest primarily in fixed
                             income securities and approximately 80% of its assets in
                             other portfolios of the Trust which invest primarily in
                             equity securities.
Lifestyle Balanced           Seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the
                             Lifestyle Trust's assets in other portfolios of the Trust
                             which invest primarily in fixed income securities and
                             approximately 60% of its assets in other portfolios of the
                             Trust which invest primarily in equity securities.
Lifestyle Moderate           Seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the
                             Lifestyle Trust's assets in other portfolios of the Trust
                             which invest primarily in fixed income securities and
                             approximately 40% of its assets in other portfolios of the
                             Trust which invest primarily in equity securities.
Lifestyle Conservative       Seeks to provide a high level of current income with some
                             consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in other portfolios of the Trust which invest primarily in fixed
                             income securities and approximately 20% of its assets in
                             other portfolios of the Trust which invest primarily in
                             equity securities.


* "Standard & Poor's (Reg. TM)," "S&P 500 (Reg. TM)," "Standard and Poor's 500 (Reg. TM)" and "S&P Mid Cap 400 (Reg. TM)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000 (Reg. TM)," "Russell 2000 (Reg.
     TM) Growth" and "Russell 3000 (Reg. TM)" are trademarks of Frank Russell Company. "Wilshire 5000 (Reg. TM)" is a trademark of Wilshire Associates. "MSCI All Country World ex US Index" and "EAFE (Reg. TM)" are trademarks of Morgan Stanley & Co. Incorporated. None of the portfolios are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the portfolios.

** The Lehman Brothers Aggregate Index is a Bond Index. A Bond Index relies on indicators such as quality, liquidity, term and duration as relevant measures of performance.

     The indexes referred to in the portfolio descriptions track companies having the ranges of market capitalization, as of December 31, 2005, set out below:

     Russell 2000 Growth Index - $26 million to $4.4 billion
     Russell 2000 Index - $105 million to $4.4 billion
     Russell 2500 - $26 million to $11.2 billion
     Russell 3000 Index - $26 million to $370 billion
     Russell 2000 Value Index - $41 million to $3.5 billion
     Russell Midcap Value Index - $582 million to $18.2 billion
     Wilshire 5000 Equity Index - $1 million to $370 billion
     MSCI All Country World ex US Index - $419 million to $219.5 billion MSCI EAFA Index - $419 million to $219.5 billion
     S&P Mid Cap 400 Index - $423 million to $14.6 billion
     S&P 500 Composite Stock Price Index - $768 million to $370 billion


Description of John Hancock NY

     John Hancock NY is a stock life insurance company organized under the laws of New York on February 10, 1992. Our principal office is located at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595. We are a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.). Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

     We have received the following ratings from independent rating agencies:

     A++ A.M. Best

     Superior companies have a very strong ability to meet their obligations; 1st category of 16

     AA+ Fitch Ratings

     Very strong capacity to meet policyholder and contract obligations; 2nd category of 24

     AA+ Standard & Poor's

     Very strong financial security characteristics; 2nd category of 21

     These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of John Hancock NY's ability to honor any guarantees provided by the policy and any applicable optional riders, but do not specifically relate to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio. These ratings do not apply to the safety and performance of the Separate Account.

Description of Separate Account B

     The investment accounts shown on page 1 are in fact subaccounts of Separate Account B (the "Account"), a separate account established under New York law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the 1940 Act. Such registration does not involve supervision by the SEC of the management of the Account or of us.


     The Account's assets are our property. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us and can't be used to pay any indebtedness of John Hancock NY other than those arising out of policies that use the Account. Income, gains and losses credited to, or charged against, the Account reflect the Account's own investment experience and not the investment experience of the John Hancock NY's other assets.


     New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.

The fixed account

     Our obligations under any fixed account are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the policy value allocated to any fixed account will accrue interest daily at an effective annual rate that we determine without regard to the actual investment experience of the general account. We currently offer only one fixed account - the standard fixed account. The effective annual rate we declare for the fixed account will never be less than 3%. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account, but we are under no obligation to do so.

     Because of exemptive and exclusionary provisions, interests in our fixed account have not been and will not be registered under the Securities Act of 1933 ("1933 Act") and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to any fixed account. Disclosure regarding fixed accounts may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

The death benefit

     In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the "Total Face Amount". Total Face Amount is composed of the Base Face Amount and any Supplemental Face Amount you elect. The Supplemental Face Amount you can have generally cannot exceed 900% of the Base Face Amount at the Issue Date. Thereafter, increases to the Supplemental Face Amount cannot exceed 400% of the Total Face Amount at the Issue Date. There are a number of factors you should consider in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount. These factors are discussed under "Base Face Amount vs. Supplemental Face Amount" below.

     When the insured person dies, we will pay the death benefit minus any outstanding loans, accrued interest and unpaid fees and charges. There are two ways of calculating the death benefit. You must choose which one you want in the application. The two death benefit options are:

     . Option 1 - The death benefit will equal the greater of (1) the Total Face Amount, or (2) the minimum death benefit (as described below).

     . Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus the policy value on the date of death, or (2) the minimum death benefit.

     For the same premium payments, the death benefit under Option 2 will tend to be higher than the death benefit under Option 1. On the other hand, the monthly insurance charge will be higher under Option 2 to compensate us for the additional insurance risk. Because of that, the policy value will tend to be higher under Option 1 than under Option 2 for the same premium payments.

Limitations on payment of death benefit

     If the insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of the insured person, we will adjust the amount of any death benefit as described in the policy.

Base Face Amount vs. Supplemental Face Amount

     As noted above, you should consider a number of factors in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount.

     For the same amount of premiums paid, the amount of the face amount charge deducted from policy value and the amount of compensation paid to the selling insurance agent will generally be less if coverage is included as Supplemental Face Amount, rather than as Base Face Amount. On the other hand, the amount of any Supplemental Face Amount included in the calculation of the death benefit at and after the policy anniversary nearest the insured person's 100th birthday will be limited to the lesser of the current Supplemental Face Amount or the policy value.

     If your priority is to reduce your face amount charges, you may wish to maximize the proportion of the Supplemental Face Amount. However, if your priority is to maximize the death benefit when the insured person reaches age 100, then you may wish to maximize the proportion of the Base Face Amount.

     Any decision you make to modify the amount of Total Face Amount coverage after issue can have significant tax consequences (see "Tax considerations").

The minimum death benefit

     In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to policy value. There are two tests that can be applied under Federal tax law - the "guideline premium test" and the "cash value accumulation test". When you elect the death benefit option, you must also elect which test you wish to have applied. Once elected, the test cannot be changed without our approval. Under the guideline premium test, we compute the minimum death benefit each business day by multiplying the policy value and any enhanced cash value, if applicable, on that date by the death benefit factor applicable on that date. In this case, the factors are derived by applying the guideline premium test. Factors for some ages are shown in the table below:

Attained Age                   Applicable Factor
------------------------      ------------------
40 and under .........               250%
45 ...................               215%
50 ...................               185%
55 ...................               150%
60 ...................               130%
65 ...................               120%
70 ...................               115%
75 ...................               105%
90 ...................               105%
95 and above .........               100%

A table showing the factor for each age will appear in the policy.

     Under the cash value accumulation test, we compute the minimum death benefit each business day by multiplying the policy value (and any benefit under the enhanced cash value rider, if applicable) on that date by the death benefit factor applicable on that date. In this case, the factors are derived by applying the cash value accumulation test. The factor decreases as attained age increases. A table showing the factor for each age will appear in the policy.

     As noted above, you have to elect which test will be applied when you elect the death benefit option. The cash value accumulation test may be preferable if you want an increasing death benefit in later policy years and/or want to fund the policy at the "7 pay" limit for the full 7 years (see "Tax considerations"). The guideline premium test may be preferable if you want the policy value under the policy to increase without increasing the death benefit as quickly as might otherwise be required.

     To the extent that the calculation of the minimum death benefit under the selected life insurance qualification test causes the death benefit to exceed our limits, we reserve the right to return premiums or distribute a portion of the policy value so that the resulting amount of insurance is maintained within our limits. Our limits on the amount to which we will permit the minimum death benefit to grow under the policy are generally established by reference to our risk guidelines, and may be further limited by the amount of retention and reinsurance available to us on the policy. These limits vary with age, sex and risk class of the life insured, and may change from time to time in response to business and market conditions. Alternatively, if we should decide to accept the additional amount of insurance, we may require additional evidence of insurability.

When the insured person reaches 100

     At and after the policy anniversary nearest the insured person's 100th birthday, the following will occur:

     . Any Supplemental Face Amount will be limited (see "Base Face Amount vs. Supplemental Face Amount").

     .    We will stop deducting any monthly deductions.

     .    We will stop accepting any premium payments.

Requesting an increase in coverage

     After the first policy year, we may approve an unscheduled increase in the Supplemental Face Amount at any time, subject to the maximum limit stated in the policy. Generally, each such increase must be at least $50,000. However, you will have to provide us with evidence that the insured person still meets our requirements for issuing insurance coverage. An approved increase will take effect on the policy anniversary on or next following the date we approve the request.

Requesting a decrease in coverage

     After the first policy year, we may approve a reduction in the Base Face Amount or the Supplemental Face Amount, but only if:

     .    the remaining Total Face Amount will be at least $100,000,

     .    the remaining Base Face Amount will be at least $50,000, and


     . the remaining Total Face Amount will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.


     An approved decrease will take effect on the monthly deduction date on or next following the date we approve the request. We reserve the right to require that the Supplemental Face Amount be fully depleted before the Base Face Amount can be reduced.

Change of death benefit option

     The death benefit option may be changed from Option 2 to Option 1 after the first policy year. We reserve the right to limit a request for a change if the change would cause the policy to fail to qualify as life insurance for tax purposes. We will not allow a change in death benefit option if it would cause the Total Face Amount to decrease below $100,000.

     A change in the death benefit option from Option 2 to Option 1 will result in a change in the policy's Total Face Amount, in order to avoid any change in the amount of the death benefit. The new Total Face Amount will be equal to the Total Face Amount prior to the change plus the policy value as of the date of the change. The change will take effect on the monthly deduction date on or next following the date the written request for the change is received at our Service Office.

     If you change the death benefit option, the Federal tax law test ("guideline premium test" or "cash value accumulation test") that you elected at issue will continue to apply. Please read "The minimum death benefit" for more information about these Federal tax laws tests.

Tax consequences of coverage changes

     A change in the death benefit option or Total Face Amount will often change the policy's limits under the life insurance qualification test that you elected. To avoid having the policy cease to qualify as life insurance for tax purposes, we reserve the right to (i) refuse or limit a change in the death benefit option or Total Face Amount and (ii) change the Guideline Single Premium or Guideline Level Premium, as applicable. Please read "Tax considerations" to learn about possible tax consequences of changing your insurance coverage under the policy.

Your beneficiary

     You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person's death. You may change the beneficiary during the insured person's lifetime. Such a change requires the consent of any named irrevocable beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Ways in which we pay out policy proceeds

     You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of the other payment options we may offer at the time. You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. If no alternative payment option has been chosen, proceeds will be paid as a single sum.

Changing a payment option

     You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Premiums

Planned premiums

     The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You choose this amount in the policy application. You will also choose how often to pay premiums - annually, semi-annually, quarterly or monthly. The premium reminder notice we send you is based on the amount and period you choose. However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Lapse and reinstatement").

Minimum initial premium

     The minimum initial premium is set forth in the Policy Specifications page of your policy. After the payment of the initial premium, premiums may be paid at any time and in any amount until the insured person's attained age 100, subject to the limitations on premium amount described below.

Maximum premium payments

     Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds this limit. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. More discussion of these tax law requirements is provided under "Tax considerations".

     Large premium payments may expose us to unanticipated investment risk, and we will generally refuse to accept premiums in excess of the Maximum Annual Premium limit set forth in the Policy Specifications. In addition, in order to limit our investment risk exposure under certain market conditions, we may refuse to accept additional premium payments that are not in excess of the Maximum Annual Premium limit. This may be the case, for example, in an environment of decreasing interest rates, where we may not be able to acquire investments for our general account that will sufficiently match the liabilities we are incurring under our fixed account guarantees. Excessive allocations may also interfere with the effective management of our variable investment account portfolios, if we are unable to make an orderly investment of the additional premium into the portfolios. Also, we may refuse to accept an amount of additional premium if the amount of the additional premium would increase our insurance risk exposure, and the insured person doesn't provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

     We will notify you in writing of our refusal to accept additional premium under these provisions within three days following the date that it is received by us, and will promptly thereafter take the necessary steps to return the premium to you. Notwithstanding the foregoing limits on the additional premium that we will accept, we will not refuse to accept any premium necessary to prevent the policy from terminating.

Processing premium payments

     No premiums will be accepted prior to our receipt of a completed application at our Service Office. All premiums received prior to the Issue Date of the policy will be held in the general account and credited with interest from the date of receipt at the rate then being earned on amounts allocated to the Money Market B investment account. All premiums received on or after the Issue Date, but prior to the Allocation Date, will be held in the Money Market B investment account. The "Allocation Date" of the policy is the 10th day after the Issue Date. The Issue Date is shown on the Policy Specifications page of the policy. On the Allocation Date, the Net Premiums paid plus interest credited, if any, will be allocated among the investment accounts or the fixed account in accordance with the policy owner's instructions. The "Net Premium" is the premium paid less the premium charge we deduct from it.

     Any Net Premium received on or after the Allocation Date will be allocated among investment accounts or the fixed account as of the business day on or next following the date the premium is received at the Service Office. Monthly deductions are normally due on the Policy Date and at the beginning of each policy month thereafter. However, if the monthly deductions are due prior to the Contract Completion Date, they will be deducted from policy value on the Contract Completion Date instead of the dates they were due (see "Procedures for issuance of a policy" for the definition of "Contract Completion Date").

     Payment of premiums will not guarantee that the policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the policy to lapse.

Ways to pay premiums

     If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock". We will not accept credit card checks. We will not accept starter or third party checks if they fail to satisfy our administrative requirements. Premiums after the first must be sent to the John Hancock NY Service Office at the appropriate address shown on the back cover of this prospectus. We will also accept premiums by wire or by exchange from another insurance company.

Lapse and reinstatement

Lapse

     A policy will go into default if at the beginning of any policy month the policy's net cash surrender value would be zero or below after deducting the monthly deductions then due. Therefore, a policy could lapse eventually if increases in policy value (prior to deduction of policy charges) are not sufficient to cover policy charges. A lapse could have adverse tax consequences as described under "Tax considerations". We will notify you of the default and will allow a 61 day grace period in which you may make a premium payment sufficient to bring the policy out of default. The required payment will be equal to the amount necessary to bring the net cash surrender value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two policy months thereafter, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the policy will terminate (i.e., "lapse") with no value.

Death during grace period

     If the insured person should die during the grace period, the policy value used in the calculation of the death benefit will be the policy value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

Reinstatement

     You can reinstate a policy that has gone into default and terminated at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

          (a) The insured person's risk classification is standard or preferred, and

          (b) The insured person's attained age is less than 46.

     By making a written request, you can reinstate a policy that has gone into default and terminated at any time within the three-year period following the date of termination subject to the following conditions:

          (a) You must provide to us evidence of the insured person's insurability that is satisfactory to us; and

          (b) You must pay a premium equal to the amount that was required to bring the policy out of default immediately prior to termination, plus the amount needed to keep the policy in force to the next scheduled date for payment of the Planned Premium.

     If the reinstatement is approved, the date of reinstatement will be the later of the date we approve your request or the date the required payment is received at our Service Office. The policy value on the date of reinstatement, prior to the crediting of any Net Premium paid in connection with the reinstatement, will be equal to the policy value on the date the policy terminated. Any policy debt not paid upon termination of a policy will be reinstated if the policy is reinstated.

     Generally, the suicide exclusion and incontestability provision will apply from the effective date of the reinstatement. Your policy will indicate if this is not the case. A surrendered policy cannot be reinstated.

The policy value

     From each premium payment you make, we deduct the premium charge described under "Deduction from premium payments". We invest the rest (known as the "Net Premium") in the accounts (fixed or investment) you've elected. Special investment rules apply to premiums processed prior to the Allocation Date. (See "Processing premium payments".)

     Over time, the amount you've invested in any investment account will increase or decrease the same as if you had invested the same amount directly in the corresponding underlying portfolio and had reinvested all portfolios' dividends and distributions in additional portfolio shares; except that we will deduct certain additional charges which will reduce your policy value. We describe these charges under "Description of charges at the policy level".


     We calculate the unit values for each investment account once every business day. Sales and redemptions within any investment account will be transacted using the unit value next calculated after we receive your request either in writing or other form that we specify. If we receive your request before the close of our business day, which is usually the close of day-time trading on the New York Stock Exchange, we'll use the unit value calculated as of the end of that business day. If we receive your request at or after the close of our business day, we'll use the unit value calculated as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we'll process it as of the end of the next business day.


     The amount you've invested in any fixed account will earn interest at the rates we declare from time to time. For the fixed account, we guarantee that this rate will be at least 3%. If you want to know what the current declared rate is for the fixed account, just call or write to us. Amounts you invest in the fixed account will not be subject to the asset-based risk charge described under "Deductions from policy value". Otherwise, the policy level charges applicable to the fixed account are the same as those applicable to the investment accounts. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account, but we are under no obligation to do so.

Allocation of future premium payments

     At any time, you may change the accounts (fixed or investment) in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing policy value

     You may also transfer your existing policy value from one account (fixed or investment) to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you. Without our approval, the maximum amount you may transfer to or from any account in any policy year is $1,000,000.

     The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment accounts. As a consequence, we have reserved the right to impose limits on the number and frequency of transfers into and out of investment accounts and to impose a fee of up to $25 for any transfer beyond an annual limit (which will not be less than 12). No transfer fee will be imposed on any transfer from an investment account into a fixed account if the transfer occurs during the following periods:

     .    within 18 months after the policy's Issue Date, or

     . within 60 days after the later of the effective date of a material change in the investment objectives of any investment account or the date you are notified of the change.

Subject to the restrictions set forth below, you may transfer existing policy value into or out of investment accounts. Transfers out of a fixed account are subject to additional limitations noted below.

     Our current practice is to restrict transfers into or out of investment accounts to two per calendar month (except with respect to those policies described in the following paragraph). For purposes of this restriction, and in applying the limitation on the number of free transfers, transfers made during the period from the opening of a business day (usually 9:00 a.m. Eastern Time) to the close of that business day (usually 4:00 p.m. Eastern Time) are considered one transfer. You may, however, transfer to the Money Market B investment account even if the two transfer per month limit has been reached, but only if 100% of the account value in all investment accounts is transferred to the Money Market B investment account. If such a transfer to the Money Market B investment account is made, then for the 30 calendar day period after such transfer no transfers from the Money Market B investment account to any other accounts (fixed or investment) may be made. If your policy offers a dollar cost averaging or automatic asset allocation rebalancing program, any transfers pursuant to such program are not considered transfers subject to these restrictions on frequent trading. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

     Policies such as yours may be purchased by a corporation or other entity as a means to informally finance the liabilities created by an employee benefit plan, and to this end the entity may aggregately manage the policies purchased to match its liabilities under the plan. Policies sold under these circumstances are subject to special transfer restrictions. In lieu of the two transfers per month restriction, we will allow the policy owner under these circumstances to rebalance the investment options in its policies within the following limits:
(i) during the 10 calendar day period after any policy values are transferred from one investment account into a second investment account, the values can only be transferred out of the second investment account if they are transferred into the Money Market B investment account; and (ii) any policy values that would otherwise not be transferable by application of the 10 day limit described above and that are transferred into the Money Market B investment account may not be transferred out of the Money Market B investment account into any other accounts (fixed or investment) for 30 calendar days. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

     The most you can transfer at any one time out of a fixed account is the greater of (i) the fixed account maximum transfer amount of $2,000, or (ii) the fixed account maximum transfer percentage of 25% multiplied by the amount of the fixed account on the immediately preceding policy anniversary. Any transfer which involves a transfer out of the fixed account may not involve a transfer to the Money Market B investment account.

     We reserve the right to impose a minimum amount limit on transfers out of any fixed account. We also reserve the right to impose different restrictions on any additional fixed account that we may offer in the future.

     Dollar cost averaging. We may offer policy owners a dollar cost averaging ("DCA") program. Under the DCA program, the policy owner will designate an amount which will be transferred monthly from one investment account into any other investment account(s) or the fixed account. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and you will be so notified. No fee is charged for this program.

     We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

     Asset allocation balancer transfers. Under the asset allocation balancer program the policy owner will designate an allocation of policy value among investment accounts. At six-month intervals beginning six months after the policy date, we will move amounts among the investment accounts as necessary to maintain your chosen allocation. A change to your premium allocation instructions will automatically result in a change in asset allocation balancer instructions so that the two are identical unless you either instruct us otherwise or have elected the dollar cost averaging program. No fee is charged for this program.

     We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

Surrender and withdrawals

Surrender

     You may surrender your policy in full at any time. If you do, we will pay you the policy value less any policy debt. This is called your "net cash surrender value." You must return your policy when you request a surrender. We will process surrenders on the day we receive the surrender request (unless such day is not a business day, in which case we will process surrenders as of the business day next following the date of the receipt).

Withdrawals

     After the first policy year, you may make a withdrawal of part of your net cash surrender value once in each policy month. Generally, each withdrawal must be at least $500. There is a withdrawal fee for each withdrawal of the lesser of 2% of the withdrawal amount or $25. We will automatically reduce the policy value of your policy by the amount of the withdrawal fee. Unless otherwise specified by you, each account (fixed and investment) will be reduced in the same proportion as the policy value is then allocated among them. We will not permit a withdrawal if it would cause your net cash surrender value to fall below 3 months' worth of monthly deductions (see "Deductions from policy value"). We also reserve the right to refuse any withdrawal that would cause the policy's Total Face Amount to fall below $100,000 or the Base Face Amount to fall below $50,000.

     Because it reduces the policy value, any withdrawal will reduce your death benefit under either Option 1 or Option 2 (see "The death benefit"). Under Option 1, such a withdrawal may also reduce the Total Face Amount. Generally, any such reduction in the Total Face Amount will be implemented by first reducing any Supplemental Face Amount then in effect. We may approve reductions in the Base Face Amount prior to eliminating the Supplemental Face Amount. You should consider a number of factors in determining whether to continue coverage in the form of Base Face Amount or Supplemental Face Amount. (see "Base Face Amount vs. Supplemental Face Amount"). If such a reduction in Total Face Amount would cause the policy to fail the Internal Revenue Code's definition of life insurance, we will not permit the withdrawal.

Policy loans

     You may borrow from your policy at any time by completing a form satisfactory to us. The amount available for loan will not be less than 90% of the net cash surrender value. The maximum amount you can borrow is the amount determined as follows:

     .    We first determine the net cash surrender value of your policy.

     . We then subtract an amount equal to 12 times the monthly deductions then being deducted from policy value.

     . We then multiply the resulting amount by 0.75% in policy years 1 through 10 and 0% thereafter (although we reserve the right to increase the percentage after the tenth policy year to as much as .25%).

     .    We then subtract the third item above from the second item above.

     The minimum amount of each loan is $500. The interest charged on any loan is an effective annual rate of 3.75% in the first 10 policy years and 3.0% thereafter. However, we reserve the right to increase the percentage after the tenth policy year to as much as 3.25%. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. Unless otherwise specified by you, the amount of the loan is deducted from the accounts (fixed and investment) in the same proportion as the policy value is then allocated among them. The amount of the loan is then placed in a special loan account. This special loan account will earn interest at an effective annual rate of 3.0%. However, if we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to increase the rate charged on the loan to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under Federal tax law.

     The right to increase the rate charged on the loan is restricted in some states. Please see your John Hancock NY representative for details. We process policy loans as of the business day on or next following the day we receive the loan request.

Repayment of policy loans

     You can repay all or part of a loan at any time. Each repayment will be allocated among the accounts as follows:

     . The same proportionate part of the loan as was borrowed from any fixed account will be repaid to that fixed account.

     . The remainder of the repayment will be allocated among the accounts in the same way a new premium payment would be allocated (unless otherwise specified by you).

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments. We process loan repayments as of the day we receive the repayment.

Effects of policy loans

     The policy value, the net cash surrender value, and any death benefit are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the accounts and placed in a special loan account. The accounts and the special loan account will generally have different rates of investment return.

     The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

     Taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Also, whenever the outstanding loan equals or exceeds your policy value after the insured person reaches age 100, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Policy loans may also result in adverse tax consequences under certain circumstances (see "Tax considerations").

Description of charges at the policy level

Deduction from premium payments

     . Premium charge - A charge to (i) help cover our sales costs and related taxes, (ii) cover state premium taxes we currently expect to pay, on average, and (iii) cover the increased Federal income tax burden that we currently expect will result from receipt of premiums. The current charge is 1.5% of each premium paid, although we reserve the right to increase the percentage to as high as 7%.

Deductions from policy value

     . Administrative charge - A monthly charge to help cover our administrative costs. This is a flat dollar charge of up to $12.

     . Face Amount charge - A monthly charge for the first ten policy years to primarily help cover sales costs. To determine the charge we multiply the amount of Base Face Amount by a rate which varies by the insured person's sex, age and risk classification at issue.

     . Cost of insurance charge - A monthly charge for the cost of insurance. To determine the charge, we multiply the net amount of insurance for which we are then at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. The current rates will never be more than the maximum rates shown in the policy. The cost of insurance we use will depend on age of the insured person at issue, the insurance risk characteristics and (usually) gender of the insured person, the and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person`s age increases. (The insured person's "age" on any date is his or her age on the birthday nearest that date.) For death benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:

                    (a) is the death benefit as of the first day of the policy month, divided by 1.0024663; and

                    (b) is the policy value as of the first day of the policy month after the deduction of all other monthly deductions.

               Since the net amount at risk for death benefit Option 1 is based on a formula that includes as factors the death benefit and the policy value, the net amount at risk is affected by the investment performance of the investment accounts chosen, payment of premiums and charges assessed.

               If the minimum death benefit is greater than the Total Face Amount, the cost of insurance charge will reflect the amount of that additional benefit.

               For death benefit Option 2, the net amount at risk is equal to the Total Face Amount of insurance divided by 1.0024663.




          . Asset-based risk charge - A monthly charge to help cover sales, administrative and other costs. The charge is a percentage of that portion of your policy value allocated to investment accounts. This charge does not apply to the current fixed account. This charge is not currently imposed, but we reserve the right to do so.

          . Supplementary benefits charges - Monthly charges for any supplementary insurance benefits added to the policy by means of a rider.


          . Withdrawal fee - A fee for each withdrawal of policy value to compensate us for the administrative expenses of processing the withdrawal. The fee is the lesser of 2% of the withdrawal amount or $25. This fee is not currently imposed, but we reserve the right to do so.


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Additional information about how certain policy charges work

Sales expenses and related charges

     The premium charges help to compensate us for the cost of selling our policies. (See "Description of charges at the policy level"). The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the premium charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the policies, or from our general assets. Similarly, administrative expenses not fully recovered by the administrative charge may also be recovered from such other sources.

Method of deduction

     We deduct the monthly deductions described in the Fee Tables section from your policy's accounts (fixed and investment) in proportion to the amount of policy value you have in each, unless otherwise specified by you.

Reduced charges for eligible classes

     The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

Other charges we could impose in the future

     Except for a portion of the premium charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment accounts. However, we expect that no such charge will be necessary.

     We also reserve the right to increase the premium charge in order to correspond with changes in the state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy. Currently, state premium tax levels range from 0% to 3.5%.

     Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

Description of charges at the portfolio level

     The portfolios must pay investment management fees and other operating expenses. These fees and expenses (shown in the tables of portfolio annual expenses under "Fee Tables") are different for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any investment accounts you select. We may also receive payments from a Series Fund or its affiliates at an annual rate of up to approximately 0.45% of the average net assets that holders of our variable life insurance policies and other products have invested in that portfolio. Any such payments do not, however, result in any charge to you in addition to what is shown in the tables. Expenses of the portfolios are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

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


Other policy benefits, rights and limitations

Optional supplementary benefit riders you can add

     When you apply for a policy, you can request any of the optional supplementary benefit riders that we then make available. Availability of any rider, the benefits it provides and the charges for it may vary by state. Our rules and procedures will govern eligibility for any rider and, in some cases, the configuration of the actual rider benefits. Each rider contains specific details that you should review before you decide to choose the rider. Charges for most riders will be deducted from the policy value. We may change these charges (or the rates that determine them), but not above any applicable maximum amount stated in the Policy Specifications page of your policy. We may add to, delete from or modify the list of optional supplementary benefit riders.

     . Enhanced Cash Value Rider - This rider provides for payment of an additional benefit to the policy owner upon surrender of the policy in the first seven policy years. The enhanced cash value rider benefit is calculated as a percentage of the lesser of (i) cumulative premiums paid to date or (ii) the "Limiting Premium" shown in the Policy Specifications page of your policy, minus any withdrawals and policy debt. The percentage starts at 11% and reduces to 0% in the eighth policy year. The cummulative premiums for any policy year are equal to the lesser of the actual premium paid in that policy year and the Limiting Premium. The enhanced cash value rider is only available if:
          (i) notice of surrender is received at our Service Office prior to the death of the insured person, (ii) such surrender is not the result of an exchange under Section 1035 of the Internal Revenue Code, and (iii) the rider has not terminated pursuant to its premiums. This rider does not increase the available loan value of the policy.

     . Change of Life Insured Rider - This rider is only available to certain owners purchasing the policy in connection with the financing of employee benefit plan obligations. If you elect this rider, you may change the life insured on or after the second policy anniversary. You must have an insurable interest in the new life insured, and the new life insured must consent in writing to the change. We will require evidence which satisfies us of the new life insured's insurability, and the premiums and charges after the change date will reflect the new life insured's age, sex, risk classification and any additional rating which applies. Supplementary benefit riders on the old life insured will be canceled as of the change date. Supplementary benefits riders may be added on the new life insured as of the change date, subject to our normal requirements and restrictions for such benefits. The incontestability and suicide provisions of the policy will apply to the entire Face Amount beginning anew as of the change date.

Variations in policy terms

     Insurance laws and regulations apply to us in every state in which our policies are sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

     We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes". No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

     Any variation discussed above will be made only in accordance with uniform rules that we adopt and that we apply fairly to our customers.

Procedures for issuance of a policy

     Generally, the policy is available with a minimum Total Face Amount at issue of $100,000 and a minimum Base Face Amount at issue of $50,000. At the time of issue, the insured person must have an attained age of no more than 90. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

     Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy.

Commencement of insurance coverage

     After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person's risk classification should be. After we approve an application for a policy and assign an appropriate insurance risk classification, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under "Temporary coverage prior to policy delivery" below).

     The policy will take effect only if all of the following conditions are satisfied:

     .    The policy is delivered to and received by the applicant.

     .    The minimum initial premium is received by us.

     . The insured person is living and there has been no deterioration in the insurability of the insured person since the date of the application.

     The date all of the above conditions are satisfied is referred to in this prospectus as the "Contract Completion Date". If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "Policy Date". That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the Policy Date.

Backdating

     Under limited circumstances, we may backdate a policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the policy. The most common reasons for backdating are to preserve a younger age at issue for the insured person or to retain a common monthly deduction date in certain corporate-owned life insurance cases involving multiple policies issued over time. If used to preserve age, backdating will result in lower insurance charges. However, monthly deductions will begin earlier than would otherwise be the case. Monthly deductions for the period the Policy Date is backdated will actually be deducted from policy value on the Contract Completion Date.

Temporary coverage prior to policy delivery

     If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the Temporary Life Insurance Agreement and Receipt attached to the application for the policy, including conditions to coverage and limits on amount and duration of coverage.

Monthly deduction dates

     Each charge that we deduct monthly is assessed against your policy value at the close of business on the Policy Date and at the close of the first day in each subsequent policy month.

Changes that we can make as to your policy

     We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

     In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

     . Changes necessary to comply with or obtain or continue exemptions under the Federal securities laws

     .    Combining or removing fixed accounts or investment accounts

     .    Changes in the form of organization of any separate account

     Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

The owner of the policy

     Who owns the policy? That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the accounts in which to invest or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

     While the insured person is alive, you will have a number of options under the policy. Here are some major ones:

     .    Determine when and how much you invest in the various accounts

     .    Borrow or withdraw amounts you have in the accounts

     .    Change the beneficiary who will receive the death benefit

     .    Change the amount of insurance

     . Turn in (i.e., "surrender") the policy for the full amount of its net cash surrender value

     . Choose the form in which we will pay out the death benefit or other proceeds

     It is possible to name so-called "joint owners" of the policy. If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Policy cancellation right

     You have the right to cancel your policy within 10 days after you receive it (the period may be longer in some states). This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to:

     . John Hancock NY at one of the addresses shown on the back cover of this prospectus, or

     .    the John Hancock NY representative who delivered the policy to you.

     The date of cancellation will be the date of such mailing or delivery. In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your policy value on the date of cancellation.

Reports that you will receive

     At least annually, we will send you a statement setting forth at least the following information as of the end of the most recent reporting period: the amount of the death benefit, the portion of the policy value in the fixed account and in each investment account, premiums received and charges deducted from premiums since the last report, any outstanding policy loan (and interest charged for the preceding policy year), and any further information required by law. Moreover, you also will receive confirmations of premium payments, transfers among accounts, policy loans, partial withdrawals and certain other policy transactions.

     Semiannually we will send you a report containing the financial statements of the portfolios, including a list of securities held in each portfolio.

Assigning your policy

     You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive a copy of the assignment at our Service Office. Nor are we responsible for the validity of the assignment or its efficacy in meeting your objectives. An absolute assignment is a change of ownership. All collateral assignees of record must usually consent to any surrender, withdrawal or loan from the policy.

When we pay policy proceeds

General

     We will ordinarily pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive documentation of the insured person's death, we will pay the proceeds as a single sum.

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


Delay to challenge coverage

     We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

     We reserve the right to defer payment of that portion of your policy value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

     We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from an investment account if (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (2) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy value; or (3) the SEC by order permits the delay for the protection of owners. Transfers and allocations of policy value among the investment accounts may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Delay of general account surrender proceeds

     State laws allow us to defer payment of any portion of the net cash surrender value derived from any fixed account for up to 6 months. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis.

How you communicate with us

General rules

     You should mail or express all checks and money orders for premium payments and loan repayments to the John Hancock NY Service Office at the appropriate address shown on the back cover.

     Under our current rules, certain requests must be made in writing and be signed and dated by you. They include the following:

     .    loans

     .    surrenders or withdrawals

     .    change of death benefit option

     .    increase or decrease in Face Amount

     .    change of beneficiary

     .    election of payment option for policy proceeds

     .    tax withholding elections

     .    election of telephone/internet transaction privilege.

     The following requests may be made either in writing (signed and dated by you) or by telephone or fax or through the Company's secured website, if a special form is completed (see "Telephone, facsimile and internet transactions" below):

     .    transfers of policy value among accounts

     .    change of allocation among accounts for new premium payments

     You should mail or express all written requests to our Service Office at the appropriate address shown on the back cover. You should also send notice of the insured person's death and related documentation to our Service Office. We do not consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

     We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from our Service Office or your John Hancock NY representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone, facsimile and internet transactions


     If you complete a special authorization form, you can request transfers among accounts and changes of allocation among accounts simply by telephoning us at 1-800-521-1234 or by faxing us at 617-572-7008 or through the Company's secured website. Any fax or internet request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the accounts involved. We will honor telephone and internet instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone/internet transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line or internet usage. If this occurs, you should submit your request in writing.


     If you authorize telephone or internet transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or internet instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions which are reasonably designed to confirm that instructions received by telephone or internet are genuine. These procedures include requiring personal identification, the use of a unique password for internet authorization, recording of telephone calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or internet are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

     As stated earlier in this prospectus, the policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. To discourage disruptive frequent trading, we have imposed certain transfer restrictions (see "Transfers of existing policy value"). In addition, we also reserve the right to change our telephone, facsimile and internet transaction privileges outlined in this section at any time, and to suspend or terminate any or all of those privileges with respect to any owners who we feel are abusing the privileges to the detriment of other owners.

Distribution of policies

     John Hancock Distributors LLC ("JH Distributors"), a Delaware limited liability company that we control, is the principal distributor and underwriter of the securities offered through this prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain investment accounts under the policies and under other annuity and life insurance products we offer.

     JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 197 Clarendon Street, Boston, Massachusetts 02116. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

     We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliate Signator Investors, Inc.

     Through JH Distributors, John Hancock NY pays compensation to broker-dealers for the promotion and sale of the policies. The registered representative through whom your policy is sold will be compensated pursuant to the registered representative's own arrangement with his or her broker-dealer. Compensation to broker-dealers for the promotion and sale of the policies is not paid directly by policyowners but will be recouped through the fees and charges imposed under the policy. (See "Description of charges at the policy level".)

     A limited number of broker-dealers may also be paid commissions or overrides to "wholesale" the policies; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling. We may also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to policies that have already been purchased.

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


     Standard compensation. The compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to broker-dealers for sale of the policies (not including riders) is not expected to exceed 32% of target commissionable premium, and 4% of premium in excess of target, paid in the first policy year, 9% of commissionable premium paid in years 2-5, and 6% of commissionable premium paid in years 6-10.

     Additional compensation and revenue sharing. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, selling broker-dealers may receive, directly or indirectly, additional payments in the form of cash, other compensation or reimbursement. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm's "due diligence" examination of the policies, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for public, advertising and sales campaigns regarding the policies, payments to assist a firm in connection with its systems, operations and marketing expenses and/or other events or activities sponsored by the firms. Subject to applicable NASD rules and other applicable laws and regulations, JH Distributors and its affiliates may contribute to, as well as sponsor, various educational programs, sales contests, and/or other promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash or other rewards.

     These arrangements will not be offered to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements involving selling firms and other financial institutions in the Statement of Additional Information, which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.

     Differential compensation. Compensation negotiated and paid by JH Distributors pursuant to a selling agreement with a broker-dealer may differ from compensation levels that the broker-dealer receives for selling other variable policies or contracts. These compensation arrangements may give us benefits such as greater access to registered representatives. In addition, under their own arrangements, broker-dealer firms may pay a portion of any amounts received under standard or additional compensation or revenue sharing arrangements to their registered representatives. As a result, registered representatives may be motivated to sell the policies of one issuer over another issuer, or one product over another product. You should contact your registered representative for more information on compensation arrangements in connection with your purchase of a policy.

Tax considerations

     This description of Federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax adviser. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively.

     The policy may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the value of using the policy in any such arrangement depends in part on the tax consequences, a qualified tax advisor should be consulted for advise.

General

     Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your policy value are ordinarily not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your policy value upon surrender or partial withdrawal, all or part of that distribution would generally be treated as a return of the premiums you've paid and not subjected to income tax. However certain distributions associated with a reduction in death benefit or other policy benefits within the first 15 years after issuance of the policy are ordinarily taxable in whole or in part. (See "Other policy distributions" below.) Amounts you borrow are generally not taxable to you.

     However, some of the tax rules change if your policy is found to be a modified endowment contract. This can happen if you've paid premiums in excess of limits prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind. (See "7-pay premium limit and modified endowment contract status" below.)

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


Policy death benefit proceeds

     We expect the policy to receive the same Federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines a life insurance contract for federal tax purposes. For a policy to be treated as a life insurance contract, it must satisfy either the cash value accumulation test or the guideline premium test. These tests limit the amount of premium that you may pay into the policy. We will monitor compliance with these standards. If we determine that a policy does not satisfy Section 7702, we may take whatever steps are appropriate and reasonable to bring it into compliance with Section 7702.

     If the policy complies with Section 7702, the death benefit proceeds under the policy should be excludable from the beneficiary's gross income under
Section 101 of the Code.

Other policy distributions

     Increases in policy value as a result of interest or investment experience will not be subject to Federal income tax unless and until values are received through actual or deemed distributions. In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. An exception to this general rule occurs in the case of a decrease in the policy's death benefit or any other change that reduces benefits under the policy in the first 15 years after the policy is issued and that results in a cash distribution to the policy owner in order for the policy to continue to comply with the Section 7702 definitional limits. Changes that reduce benefits include partial withdrawals and death benefit option changes. For purposes of this rule any distribution within the two years immediately before a reduction in benefits will also be treated as if it caused the reduction. A cash distribution that reduces policy benefits will be taxed in whole or in part (to the extent of any gain in the policy) under rules prescribed in Section 7702. The taxable amount is subject to limits prescribed in section 7702(f)(7). Any taxable distribution will be ordinary income to the owner (rather than capital gain).

     Distributions for tax purposes include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership.

     It is possible that, despite our monitoring, a policy might fail to qualify as a life insurance contract under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the funds failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income credited to the policy from the date of issue to the date of the disqualification and for subsequent periods.

     Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws will depend on the circumstances of each owner or beneficiary. If the person insured by the policy is also its owner, either directly or indirectly through an entity such as a revocabale trust, the death benefit will be includible in his or her estate for purposes of the Federal estate tax. If the owner is not the person insured, the value of the policy will be includible in the owner's estate upon his or her death. Even if ownership has been transferred, the death proceeds or the policy value may be includible in the former owner's estate if the transfer occurred less than three years before the former owner's death or if the former owner retained certain kinds of control over the policy. You should consult your tax adviser regarding these possible tax consequences.

     Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

Policy loans

     We expect that, except as noted below (see "7-pay premium limit and modified endowment contract status"), loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans, you might find yourself having to choose between high premiums requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

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Diversification rules and ownership of the Account

     Your policy will not qualify for the tax benefits of a life insurance contract unless the Account follows certain rules requiring diversification of investments underlying the policy. In addition, the rules require that the policy owner not have "investment control" over the underlying assets.

     In certain circumstances, the owner of a variable life insurance policy may be considered the owner, for Federal income tax purposes, of the assets of the separate account used to support the policy. In those circumstances, income and gains from the separate account assets would be includible in the policy owner's gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable policy owner will be considered the owner of separate account assets if the policy owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner's ability to allocate funds among as many as twenty subaccounts.

     The ownership rights under your policy are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that policyholders were not owners of separate account assets. Since you have greater flexibility in allocating premiums and policy values than was the case in those rulings, it is possible that you would be treated as the owner of your policy's proportionate share of the assets of the Account.

     We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that the funds will be able to operate as currently described in the Series Funds` prospectuses, or that a Series Fund will not have to change any fund's investment objectives or policies. We have reserved the right to modify your policy if we believe doing so will prevent you from being considered the owner of your policy's proportionate share of the assets of the Account, but we are under no obligation to do so.

7-pay premium limit and modified endowment contract status

     At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

     The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a modified endowment contract, which can have adverse tax consequences.

     Policies classified as modified endowment contracts are subject to the following tax rules:

     . First, all partial withdrawals from such a policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the policy value immediately before the distribution over the investment in the policy at such time.

     . Second, loans taken from or secured by such a policy and assignments or pledges of any part of its value are treated as partial withdrawals from the policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as an additional loan.

     . Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

          . is made on or after the date on which the policy owner attains age 59 1/2;

          .    is attributable to the policy owner becoming disabled; or

          . is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner's beneficiary.

     These exceptions to the 10% additional tax do not apply in situations where the policy is not owned by an individual.

     Furthermore, any time there is a "material change" in a policy, the policy will begin a new 7-pay testing period as if it were a newly-issued policy. The material change rules for determining whether a policy is a modified endowment contract are complex. In general, however, the determination of whether a policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit of the policy at the time of such change, the policy value at the time of the change, and the additional premiums paid into the policy during the seven years starting with the date on which the material change occurs.

     Moreover, if benefits under a policy are reduced (such as a reduction in the death benefit or the reduction or cancellation of certain rider benefits) during the 7 years in which a 7-pay test is being applied, the 7-pay limit will generally be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment contract.

     All modified endowment contracts issued by the same insurer (or its affiliates) to the same owner during any calendar year generally are required to be treated as one contract for the purpose of applying the modified endowment contract rules. A policy received in exchange for a modified endowment contract will itself also be a modified endowment contract. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 retirement plans

     The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

Withholding

     To the extent that policy distributions to you are taxable, they are generally subject to withholding for your Federal income tax liability. However if you reside in the United States, you can generally choose not to have tax withheld from distributions.

Life insurance purchases by residents of Puerto Rico

     In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service ruled that income received by residents of Puerto Rico under life insurance policy issued by a United States company is U.S.-source income that is subject to United States Federal income tax.

Life insurance purchases by non-resident aliens

     If you are not a U.S. citizen or resident, you will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult with a qualified tax adviser before purchasing a policy.

Financial statements reference

     The financial statements of John Hancock NY and the Account can be found in the Statement of Additional Information. The financial statements of John Hancock NY should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of John Hancock NY to meet its obligations under the policies.

Registration statement filed with the SEC

     This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Independent registered public accounting firm

     The consolidated financial statements of John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York) at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and the financial statements of Separate Account B of John Hancock Life Insurance

     Company of New York (formerly, The Manufacturers Life Insurance Company of New York) at December 31, 2005, and for each of the two years in the period ended December 31, 2005, appearing in the Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

     In addition to this prospectus, John Hancock NY has filed with the Securities and Exchange Commission (the "SEC") a Statement of Additional Information (the "SAI") which contains additional information about John Hancock NY and the Account. The SAI and personalized illustrations of death benefits, policy values and surrender values are available, without charge, upon request. You may obtain the personalized illustrations from your John Hancock NY representative. The SAI may be obtained by contacting the John Hancock NY Service Office. You should also contact the John Hancock NY Service Office to request any other information about your policy or to make any inquiries about its operation.

                           SERVICE OFFICE


     Express Delivery                  Mail Delivery
    Specialty Products      Specialty Products & Distribution
197 Clarendon Street, C-6              P.O. Box 192
     Boston, MA 02117                Boston, MA 02117
          Phone:                           Fax:
      1-800-521-1234                   617-572-7008


     Information about the Account (including the SAI) can be reviewed and copied at the SEC's Public Reference Branch, 100 F Street, NE, Room 1580, Washington, DC, 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-5850. Reports and other information about the Account are available on the SEC's Internet website at http://www.sec.gov. Copies of such information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549-0102.